EXHIBIT 99.1

THIRD QUARTER 2011

NEWS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium reports strong third quarter results, expects record earnings year

November 3, 2011—ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today consolidated net earnings (“net earnings”) of $293-million ($1.85 diluted earnings per share) for the third quarter of 2011, compared with the net earnings of $61-million in the third quarter of 2010 ($0.39 diluted earnings per share).

“Results from our Retail business were particularly strong this quarter, as we achieved record sales and our second highest earnings for a third quarter. Agrium’s Wholesale results were also the second highest on record for a third quarter, due to yet another quarter of excellent margins supported by strong crop nutrient prices. We expect the strength in our business to extend through the fall application season and into 2012, due to the continuation of tight agricultural fundamentals providing economic incentive for growers to optimize crop acreage, yields and crop inputs 1,” said Mike Wilson, Agrium President and CEO.

“Despite the recent global economic uncertainty and volatility, we believe that the strong fundamental drivers supporting demand in agricultural and crop input markets remain firmly in place. Consequently, the outlook for Agrium’s businesses and products is excellent. This will enable us to continue to capitalize on our unique competitive strengths and deliver value to our shareholders and customers alike,” added Mr. Wilson.

Agrium is providing guidance for the fourth quarter of 2011 of $1.80 to $2.30 diluted earnings per share. This excludes any estimates for hedging gains or losses or share-based payments expense in the fourth quarter.1

The 2011 third quarter results included a pre-tax gain of $1-million ($nil diluted earnings per share) on natural gas and other hedge positions and a pre-tax recovery of $46-million ($0.21 diluted earnings per share) on share-based payments expense.2

[1]	See disclosure in the section “Outlook, Key Risks and Uncertainties” in our 2011 third quarter MD&A and additional assumptions in the section “Management’s Discussion and Analysis”.
[2]	Third quarter effective tax rate of 28 percent used for adjusted diluted earnings per share calculations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 3, 2011

Unless otherwise indicated, the financial information presented and discussed in this Management’s Discussion and Analysis (“MD&A”) is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and all comparisons of results for the third quarter of 2011 (three months ended September 30, 2011) are against results for the third quarter of 2010 (three months ended September 30, 2010) and all comparisons of results for the first nine months of 2011 (nine months ended September 30, 2011) are against results for the first nine months of 2010 (nine months ended September 30, 2010). All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated.

The following interim MD&A updates our annual MD&A included in our 2010 Annual Report to Shareholders, to which our readers are referred and is as of November 3, 2011. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors this disclosure. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this press release.

The major assumptions made in preparing our fourth quarter guidance on continuing operations are outlined below and include but are not limited to:

•	Wholesale fertilizer prices approximating current market prices through the fourth quarter of 2011 with the exception of those volumes already committed under pricing programs;

•

Wholesale North America fertilizer sales volumes consistent with the same levels in the fourth quarter of 2010, with international and product purchased for resale volumes slightly ahead of the same period last year;

•

Retail North America fertilizer gross margin percentages consistent with those realized in the fourth quarter of 2010 and chemical margin percentages slightly below those realized in the same period last year;

•	Retail North America fertilizer sales volumes slightly below the outstanding sales volumes experienced in the fourth quarter of 2010;

•	Average NYMEX gas pricing for the fourth quarter approximating $3.90 per MMBtu;

•	The exclusion from the fourth quarter guidance range for the effect of:

•	share-based payments expense or recovery resulting from movement in Agrium’s share price;

•	mark-to-market gains or losses on hedge positions settling in future periods; and,

•	results of discontinued operations.

2011 Third Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2011 third quarter consolidated net earnings (“net earnings”) were $293-million, or $1.85 diluted earnings per share, compared to net earnings of $61-million, or $0.39 diluted earnings per share, for the same quarter of 2010. Net earnings for the first nine months of 2011 were approximately $1.2-billion, or $7.48 diluted earnings per share, compared to $578-million, or $3.65 diluted earnings per share for the same period in 2010.

Financial Overview

	Three months ended September 30,				Nine months ended September 30,
(Millions of U.S. dollars, except per share amounts and effective tax rate)	2011	2010	$ Change	% Change	2011	2010	$ Change	% Change
Sales	3,141	2,066	1,075	52%	12,293	8,345	3,948	47%
Gross profit	888	498	390	78%	3,288	1,923	1,365	71%
Expenses	440	392	48	12%	1,533	1,058	475	45%
Earnings from continuing operations before finance costs and income taxes (“EBIT”)	448	106	342	323%	1,755	865	890	103%
Consolidated net earnings from continuing operations(1)	293	61	232	380%	1,181	578	603	104%
Consolidated net earnings	293	61	232	380%	1,182	578	604	104%
Diluted earnings per share from continuing operations	1.85	0.39	1.46	374%	7.48	3.65	3.83	105%
Diluted earnings per share	1.85	0.39	1.46	374%	7.48	3.65	3.83	105%
Effective tax rate	28%	24%	N/A	4%	28%	26%	N/A	2%

(1)	See “Discontinued Operations” below for a discussion of our discontinued operations.

Our consolidated gross profit for the third quarter and first nine months of 2011 increased by $390-million and approximately $1.4-billion, respectively, primarily due to higher gross profit from all three of our strategic business units, with highlights as follows:

•

An increase in Wholesale’s gross profit of $220-million and $757-million for the third quarter and first nine months of 2011, respectively, as higher crop pricing drove up demand and selling prices for all major products.

•

The addition of the Landmark Australia Retail operations accounted for an increase of $99-million and $315-million in Retail’s gross profit for the third quarter and first nine months of 2011, respectively, with over half of the contribution coming from merchandise and other services. Excluding Landmark, Retail’s gross profit increased by $80-million in the third quarter of 2011 and $319-million in the first nine months of 2011 due to higher sales volume and strong margins across our major product lines.

The $48-million increase in expenses for the third quarter of 2011 was primarily driven by higher Retail selling and general and administrative expenses due to the addition of the Landmark business in the fourth quarter of 2010 and other recent acquisitions. These increases were partially offset by a $46-million recovery in share-based payments expense, which is a $124-million favourable change from the same period in 2010 (see section “Other” for further discussion).

Our consolidated EBIT increased by $342-million for the third quarter of 2011.

The $475-million increase in expenses for the first nine months of 2011 was primarily driven by:

•	Higher Retail selling and general and administrative expenses due to the addition of the Landmark business in the fourth quarter of 2010 and other recent acquisitions.

•	A $78-million increase in other expenses for our Other non-operating business unit (see section “Other” for discussion on the drivers behind this increase in expenses).

Our consolidated EBIT increased by $890-million for the first nine months of 2011.

Below is a summary of our other expenses (income) for the third quarter and first nine months of 2011 and 2010:

	Three months ended September 30,		Nine months ended September 30,
(Millions of U.S. dollars)	2011	2010	2011	2010
Realized loss on derivative financial instruments	1	6	76	34
Unrealized (gain) loss on derivative financial instruments	(2)	(16)	(47)	16
Foreign exchange loss (gain)	—	8	(42)	3
Potash profit and capital tax	7	7	33	11
Gain on disposal of marketable securities	—	—	—	(52)
Environmental remediation and asset retirement obligations	4	—	29	2
Interest income	(24)	(15)	(57)	(36)
Bad debt expense	6	4	33	28
Other	8	7	32	4

	—	1	57	10

The effective tax rate was 28 percent for the third quarter of 2011 compared to 24 percent for the same period last year. The effective tax rate was 28 percent for the first nine months of 2011 compared to 26 percent for the same period last year. The increase in the effective tax rate was due to the recognition of a previously unrecognized tax benefit in 2010.

Financial Overview

BUSINESS SEGMENT PERFORMANCE

Retail

Retail’s 2011 third quarter sales were $2.0-billion, a significant increase over the $1.2-billion in sales for the third quarter of 2010. Strong demand for crop input products and services across our global retail operations contributed to record sales for a third quarter. Gross profit was $498-million this quarter, a 56 percent increase over the $319-million earned in the third quarter of 2010. We also achieved an EBIT of $92-million this quarter, compared to an EBIT of $70-million in the third quarter of 2010.

Crop nutrient sales increased to $692-million this quarter, compared to $411-million in the same quarter last year. This 68 percent increase in sales was due to a combination of higher nutrient prices and a 25 percent increase in volumes across our global Retail business, with most of the increase due to the addition of the

Landmark business. North American fertilizer volumes were approximately 3 percent higher than the third quarter of 2010 due to the late seeding in parts of North America. Gross profit for crop nutrients was $124-million this quarter, up significantly from the $86-million reported in the third quarter of 2010. We anticipate strong crop nutrient demand from growers and solid margins to continue in the fourth quarter of 2011, despite the recent uncertainty across global economic markets.1 Sales volumes and margins in our South American operations were also higher this quarter than the same period last year, supported by higher wheat prices and improved moisture conditions. Total crop nutrient margins were 18 percent in the third quarter of 2011, down 3 percent from the same quarter last year due to the inclusion of the Landmark business. Nutrient margins in North America were 22 percent this quarter, down 1 percent from the third quarter of 2010.

Crop protection sales were $943-million in the third quarter of 2011, a 32 percent increase over the $712-million in sales for the same period last year. The increase in sales and gross profit for crop protection products was evident across all three continents in which we operate due to strong industry fundamentals. Markets were particularly strong for plant health and insect control products. Gross profit this quarter was $226-million, a 31 percent increase over the $172-million recorded in the third quarter of 2010 due to both higher volumes and higher margins in North America. Crop protection product margins as a percentage of sales for total Retail were 24 percent for the third quarter of 2011, unchanged from the third quarter of 2010. However, margins in our North American operations were 1 percent higher than the same period last year.

Our seed sales reached $85-million this quarter, almost double the $44-million in sales in the third quarter of 2010. Gross profit increased to $30-million this quarter, compared to the $24-million for the third quarter of 2010. Higher sales were supported by late seeding in some regions this spring and re-planting of early flood areas.

Sales for application services and other were $157-million this quarter, almost three times higher than the $54-million reported in the third quarter of 2010. Gross profit was $99-million in the third quarter of 2011, compared to $35-million for the same period last year. The sizeable increase in sales and gross profit this year was due to the addition of the Australian Landmark business and to a significant increase in North American demand for application, resulting from the strength in agricultural fundamentals.

Sales of Merchandise this quarter were $134-million, compared to $23-million in the third quarter of 2010. Gross profit for this product line was $19-million, compared to $2-million in the third quarter of 2010. The increase in sales and gross profit was due to the addition of the Landmark retail business.

Retail selling expenses for the third quarter of 2011 were $390-million, which was $140-million higher than last year. The increase was due to a combination of increased operating expenses associated with the Landmark operations and higher fuel and incentive costs within our North American operations. Selling expenses as a percentage of sales were 19 percent in the third quarter of 2011, similar to the same period last year.

[1]	See disclosure in the section “Outlook, Key Risks and Uncertainties” in our 2011 third quarter MD&A and additional assumptions in the section “Management’s Discussion and Analysis”.

Wholesale

Wholesale’s sales were $1.2-billion for the third quarter of 2011, a 36 percent increase from the $865-million achieved in the third quarter of 2010. Gross profit was $397-million in the third quarter of 2011, which is more than double the $177-million reported in the same period in 2010. Wholesale also reported third quarter EBIT of $393-million in 2011, the second highest third quarter on record and significantly higher than the $151-million earned in the third quarter of 2010. The significant increase in earnings was attributable to higher realized prices and margins across all three crop nutrients, resulting from the robust global demand and solid market fundamentals. Volumes were lower in the third quarter of 2011 than the same period last year, as strong sales in June 2011 resulted in lower beginning inventories in the quarter. Volumes were also impacted by subdued buying by some distributors and retailers and lower nitrogen production volumes in the third quarter of 2011.

Nitrogen gross profit was $177-million this quarter, more than double the $82-million reported in the same quarter last year due to higher realized prices, which more than offset lower sales volumes and higher production costs. Compared to the same period last year, prices for all nitrogen products were higher on average during the third quarter of 2011 for both benchmark and Agrium’s realized prices due to favourable supply/demand dynamics. North American nitrogen sales volumes decreased as compared to the same period last year, primarily due to planned and unplanned outages this quarter. International urea sales volumes were higher this quarter than the same period last year due to higher operating rates at our Profertil facility. Nitrogen cost of product sold was $280 per tonne this quarter, which was higher than the $252 per tonne in the third quarter of last year partly due to the lower production volumes and to slightly higher average natural gas costs. Nitrogen margins averaged $217 per tonne this quarter, compared with $84 per tonne in the same period last year.

For the third quarter of 2011, Agrium’s average natural gas cost in cost of product sold was $3.95/MMBtu ($4.13/MMBtu including the impact of realized losses on natural gas derivatives) compared to $3.73/MMBtu for the same period in 2010 ($4.01/MMBtu including the impact of realized losses on natural gas derivatives). Hedging gains or losses on all gas derivatives are reported below gross profit in other expenses and therefore not included in cost of product sold. The U.S. benchmark (NYMEX) natural gas price for the third quarter of 2011 was $4.19/MMBtu, compared to $4.41/MMBtu in the same quarter last year and $4.36/MMBtu in the second quarter of 2011. The AECO (Alberta) basis differential was a $0.33/MMBtu discount to NYMEX in the third quarter of 2011, which was narrower than the $0.86/MMBtu discount that existed in the third quarter of 2010.

Potash gross profit for the third quarter of 2011 was $102-million, compared to $60-million in the same quarter last year. The significant increase was due to stronger domestic and international pricing, driven by a combination of robust global demand and tight supply conditions. International sales volumes were 206,000 tonnes this quarter, higher than the 183,000 tonnes in the same period last year due to strong international demand and settlement of key contracts by Canpotex in July 2011. Domestic sales volumes were 141,000 tonnes this quarter, down from the 205,000 tonnes in the third quarter of 2010 due to supply constraints, resulting from lower beginning inventory levels in the third quarter of 2011 compared to the same period last year. Potash cost of product sold was $188 per tonne this quarter, similar to the $186 per tonne reported in the same period last year. Gross margin on a per tonne basis was $292 this quarter, which represents a significant increase over the gross margin of $154 per tonne realized during the same quarter in 2010.

Phosphate gross profit was $82-million this quarter, more than triple the $25-million reported for the third quarter of 2010. The increase was due to significantly higher realized sales prices, which averaged $784 per tonne for the quarter, compared to $563 per tonne for the third quarter of 2010. Increase in price was partially offset by an 8 percent decrease in sales volumes as a result of lower demand resulting from customer resistance due to pricing levels. Phosphate cost of product sold was $487 per tonne, marginally higher than $481 per tonne in the same period last year due to slightly higher sulphur costs. On a per tonne basis, gross margin was significantly higher this quarter at $297 per tonne, compared to $82 per tonne in the third quarter of 2010.

Gross profit for product purchased for resale was $21-million, more than double the $9-million reported in the third quarter of 2010. The substantial increase was due to stronger international market conditions, which have driven domestic prices higher. Gross margins in the third quarter of 2011 were $35 per tonne, which is $21 per tonne higher than the same quarter last year.

Wholesale’s Other product category, which is primarily comprised of ammonium sulphate and Rainbow granulated products, achieved sales of $52-million this quarter, compared to $38-million in the third quarter of 2010. Gross profit was $15-million in the third quarter of 2011, significantly higher than the $1-million for the same period last year. The sizeable increase in gross profit was due to a combination of higher volumes for ammonium sulphate and higher prices for both product categories.

Wholesale expenses in the third quarter of 2011 were $4-million, $22-million lower than the same period last year. Decrease in expenses was primarily due to insurance recoveries of $17-million. Mark-to-market gains on natural gas and other derivatives were $6-million in the third quarter of 2011, compared to $4-million in gains for the same quarter in 2010. Realized losses on natural gas and power derivatives were $3-million, compared to a loss of $7-million in 2010.

Advanced Technologies

Advanced Technologies’ (“AAT”) gross profit was $24-million in the third quarter of 2011, significantly higher than the $15-million reported in the third quarter of 2010. The increase was attributable to both higher realized sales prices and margins for Environmentally Smart Nitrogen (“ESN”), as well as contributions to gross profit from recent acquisitions.

EBIT was a loss of $3-million in the third quarter of 2011, an improvement of $1-million compared to the same period last year, despite lower earnings from Hanfeng in the third quarter of 2011 versus last year. Earnings from continuing operations before finance costs, income taxes, depreciation and amortization (“EBITDA”) was $3-million this quarter, which exceeded the $1-million reported in the third quarter of 2010. Stronger sales and gross profit were partly offset by higher selling and general and administrative costs in the third quarter of 2011, as compared to the same period last year. Selling and general and administrative costs for AAT were $8-million higher this quarter versus the same period in 2010, due primarily to acquisitions and continued efforts to support the expansion of AAT’s retail sales footprint and presence in turf and ornamental markets in the U.S.

Other

EBIT for our Other non-operating business unit for the third quarter of 2011 was a loss of $34-million, compared to a loss of $111-million for the third quarter of 2010. This change was primarily driven by a $124-million favourable change in share-based payments expense, where we had a $46-million recovery due to a significant drop in share price during the third quarter of 2011, compared to an expense of $78-million due to a significant rise in share price in the third quarter of 2010. This change was partially offset by:

•	An $18-million decrease in gross profit reflecting higher amounts of deferral of recognition of gross profit on Wholesale products sold to Retail that have yet to be sold to external customers.

•

A $14-million unfavourable variance from foreign exchange derivatives primarily as a result of unrealized gains on options entered into in anticipation of the acquisition of AWB Limited (“AWB”) in the third quarter of 2010.

EBIT for Other for the first nine months of 2011 was a loss of $152-million, compared to a loss of $82-million for the same period of 2010. This change in EBIT reflected:

•	A $52-million gain realized from the sale of 1.2 million shares of CF Industries Holdings, Inc. (“CF”) in the first quarter of 2010.

•

A $49-million increase in general and administrative expense due to the integration and transition costs driven by the addition of the AWB business in the fourth quarter of 2010 and increases in labour costs and legal and consulting fees.

•	A $42-million decrease in gross profit reflecting higher amounts of deferral of recognition of gross profit on Wholesale products sold to Retail that have yet to be sold to external customers.

•	An $18-million increase in provision for environmental remediation and asset retirement obligations related to two sites.

•

An increase in net realized and unrealized loss from foreign exchange derivatives of $55-million, the majority of which were entered into in anticipation of the sale of the Commodity Management businesses of AWB to Cargill, Incorporated. This was significantly offset by a $44-million increase in foreign exchange gain primarily from the remeasurement of intercompany loans.

These were partially offset by a $44-million recovery in share-based payments expense, which is a $101-million favourable change from the same period in 2010.

FINANCIAL CONDITION

The following are changes to working capital on our Condensed Consolidated Balance Sheets in the nine-month period ended September 30, 2011.

As at (millions of U.S. dollars)	September 30, 2011	December 31, 2010	$ Change	% Change	Explanation of the change in balance

Current assets

Cash and cash equivalents	755	635	120	19%	See discussion under the section “Liquidity and Capital Resources”.

Accounts receivable	2,925	1,793	1,132	63%	Increased sales activities and higher prices in Q3 vs. lower receivables typically in Q4; and higher Retail vendor rebates.

Inventories	2,535	2,502	33	1%	Comparable inventories balances between Q3 2011 and Q4 2010 due to increased cost of product at Q3 2011 consistent with benchmark pricing.

Prepaid expenses and deposits	347	848	(501)	(59%)	Drawdown of prepaid inventory where typically Retail prepays for products at year end and takes possession of pre-bought inventory throughout the year.

Marketable securities	—	3	(3)	(100%)	—

Assets of discontinued operations	99	1,320	(1,221)	(93%)	The majority of the Commodity Management businesses of AWB was divested in Q2 2011. See discussion under the section “Discontinued Operations”.

Current liabilities

Short-term debt	396	517	(121)	(23%)	Write-off of balances for Hi-Fert Pty. Ltd. (“Hi-Fert”), which has been sold (50 percent interest in which we acquired as part of the AWB acquisition), and pay down of bank borrowings.

Accounts payable	2,382	2,666	(284)	(11%)	Drawdown of customer prepayments during the year, where typically customers enter into prepay agreements during the fourth quarter ahead of the spring application season.

Current portion of long-term debt	59	125	(66)	(53%)	Debentures of $125-million were repaid February 15, 2011, while South America Retail line of credit is now current.

Current portion of other provisions	165	198	(33)	(17%)	Related to share-based payments. See section “Other” for further discussion.

Liabilities of discontinued operations	80	1,020	(940)	(92%)	The majority of the Commodity Management businesses of AWB was divested in Q2 2011. See discussion under “Discontinued Operations”.

Working capital	3,579	2,575	1,004	39%

LIQUIDITY AND CAPITAL RESOURCES

Below is a summary of our cash provided by or used in operating, investing, and financing activities, as reflected in the Condensed Consolidated Statements of Cash Flows:

	Nine months ended September 30,
(Millions of U.S. dollars)	2011	2010	Change
Cash provided by operating activities	249	14	235
Cash provided by (used in) investing activities	119	(172)	291
Cash (used in) provided by financing activities	(209)	118	(327)

Effect of exchange rate changes on cash and cash equivalents	(9)	4	(13)
Increase (decrease) in cash and cash equivalents from continuing operations	150	(36)	186
Cash and cash equivalents used in discontinued operations	(30)	—	(30)

The sources and uses of cash for the nine months ended September 30, 2011 are summarized below:

Cash provided by operating activities – Drivers behind the $235-million increase in source of cash

Source of cash

•    $603-million resulting from increase in consolidated net earnings from continuing operations adjusted for changes in non-cash items, primarily associated with a $85-million increase in deferred income taxes and a $52-million gain on the sale of CF shares in Q1 2010, which were partially offset by a $101-million change in share-based payments expense where there was a recovery of $44-million for the first nine months of 2011 compared to an expense of $57-million for the first nine months of 2010.

Use of cash

•    $405-million increase in non-cash working capital. The increase in non-cash working capital was primarily driven by higher accounts receivable and inventories, partially offset by a lower decrease in accounts payable (for further discussion, see section “Financial Condition”).

Cash used in investing activities – Drivers behind the $291-million increase in source of cash

Source of cash

•    Proceeds of $721-million from the disposal of subsidiaries, of which $694-million was from the sale of the majority of the Commodity Management businesses of AWB to Cargill in May of 2011 (for further discussion, see section “Discontinued Operations”).

Use of cash

•    $145-million paid for acquisitions, net of cash received, including Evergro Canada and International Mineral Technologies (for further discussion, see section “Business Acquisitions”).

•    $124-million increase in capital expenditures. Proceeds of nil received on the sale of marketable securities in 2011, compared to proceeds of $117-million received on the sale of our shares in CF in 2010.

Cash used in financing activities – Drivers behind the $327-million increase in use of cash

Use of cash	• Repayment of $125-million aggregate principal amount of debentures that were due February 15, 2011. • Repayment of short-term borrowings in 2011.

Our short-term debt as at September 30, 2011 is summarized as follows:

Short-term Debt	Total	Unutilized	Utilized
(millions of U.S. dollars)
North American facilities expiring 2012a)	775	775	—
North American accounts receivable securitizationb)	200	200	—
European facilities expiring in 2011 to 2012c)	186	49	137
South American facilities expiring 2011 to 2012	138	50	88
Australian facilities expiring 2011	8	8	—
Australian accounts receivable securitizationb)	244	73	171

	1,551	1,155	396

a)	Outstanding letters of credit issued under our revolving credit facilities at September 30, 2011 were $77-million, reducing credit available under the facilities to $698-million.
b)	For further information, see discussion under the section “Off Balance Sheet Arrangements” on page 55 of our 2010 Annual Report.
c)	Of the total facility, $4-million is secured by accounts receivable.

OUTSTANDING SHARE DATA

The number of Agrium’s outstanding shares as at October 31, 2011 was approximately 158 million. As at October 31, 2011, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 0.3 million.

SELECTED QUARTERLY INFORMATION

(Unaudited, in millions of U.S. dollars, except per share information)

	2011			2010				2009
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 a)	Q3 a)
Sales	3,141	6,198	2,954	2,398	2,066	4,431	1,848	1,442	1,844
Gross profit	888	1,675	725	725	498	1,063	362	383	397
Consolidated net earnings (loss) from continuing operations	293	728	160	152	61	518	(1)	30	26
Consolidated net earnings (loss)	293	718	171	135	61	518	(1)	30	26
Earnings (loss) per share from continuing operations
-basic	1.86	4.61	1.02	0.97	0.39	3.29	(0.01)	0.19	0.16
-diluted	1.85	4.60	1.02	0.97	0.39	3.28	(0.01)	0.19	0.16
Earnings (loss) per share
-basic	1.86	4.55	1.09	0.86	0.39	3.29	(0.01)	0.19	0.16
-diluted	1.85	4.54	1.09	0.86	0.39	3.28	(0.01)	0.19	0.16

a)	Presented in accordance with previous Canadian generally accepted accounting principles (“Canadian GAAP”)

The agricultural products business is seasonal in nature. Consequently, sales and gross profit comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to the application season. Cash collections generally occur after the application season is complete in the Americas and Australia. Our recent acquisition of AWB, which has a majority of its earnings from the first and second quarters of the calendar year, may have some impact on comparability.

Effective January 1, 2011, Agrium adopted IFRS as issued by the International Accounting Standards Board. The selected quarterly information for 2011 and 2010 are presented based on IFRS, while those for 2009 are presented based on Canadian GAAP. As such, direct comparison may not be appropriate.

BUSINESS ACQUISITIONS

On December 3, 2010, we acquired 100 percent of AWB, an agribusiness operating in Australia, for $1.2-billion in cash and $37-million of acquisition costs. On May 11, 2011, we completed the sale of the majority of the Commodity Management businesses acquired from AWB, in accordance with an agreement dated December 15, 2010 (for further discussion, see section “Discontinued Operations”). Cash received from the sale was $694-million. We retained the Landmark retail operations, including over 200 company-owned retail locations and over 140 retail franchise and wholesale customer locations in Australia. The acquired business is included in the Retail operating segment.

As part of the acquisition, we acquired a 50 percent interest in Hi-Fert, over which receivers and administrators have been appointed. Previously recorded amounts have been written off. The company has been sold by the administrators. AWB had provided guarantees for letters of credit issued by lenders supporting operations of Hi-Fert. Our potential payment obligations under these guarantees, net of proceeds obtained to date from the sale of secured assets, are approximately $33-million. The amount, if any, that we will ultimately be required to pay under these guarantees, net of recoveries from a charge over related assets, is not determinable, pending the outcome of external administration and litigation processes.

On May 2, 2011, we acquired 100 percent of Cerealtoscana S.p.A. (“CT”), and its subsidiary Agroport, for total consideration of $27-million plus working capital. CT is a fertilizer distribution company in Italy and Agroport is its subsidiary in Romania. The acquired business is included in the Wholesale operating segment.

On July 4, 2011, we acquired certain assets and liabilities of Evergro Canada (“Evergro”) for total consideration of $52-million. Evergro is a manufacturer and distributor of horticulture and professional turf products in Western Canada and operates seven distribution facilities throughout British Columbia and Alberta. The acquired net assets and related earnings are included in the Agrium Advanced Technologies operating segment.

On July 7, 2011, we acquired certain assets and liabilities of International Mineral Technologies (“Tetra Micronutrients”) for total consideration of $44-million. Tetra Micronutrients is located in Nebraska and specializes in the production, marketing and distribution of custom liquid plant nutrition and dry micro nutrient products. The acquired net assets and related earnings are included in the Agrium Advanced Technologies and Retail operating segments.

DISCONTINUED OPERATIONS

Discontinued operations include the operation of Commodity Management businesses and AWB Harvest Finance Limited sold on May 11, 2011. Also included are the operations and assets and liabilities of the Commodity Management businesses not included in the sale. We have agreed to various terms and conditions and indemnifications pursuant to the sale of the Commodity Management business, including an indemnity by AWB for litigation related to the Oil-For-Food Programme, as described in note 2 of our Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2011.

Net earnings from discontinued operations was nil for the third quarter of 2011 and $1-million for the first nine months of 2011, compared to nil in the same periods of 2010.

NON-IFRS FINANCIAL MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBITDA (earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization). We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under IFRS, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to net earnings from continuing operations as determined in accordance with IFRS.

The following table is a reconciliation of EBITDA to consolidated net earnings from continuing operations as calculated in accordance with IFRS:

	Three Months Ended September 30,
(millions of U.S. dollars)	2011					2010
	Retail	Wholesale	Advanced Technologies	Other	Consolidated	Retail	Wholesale	Advanced Technologies	Other	Consolidated
EBITDA	135	438	3	(30)	546	98	206	1	(108)	197
Depreciation and amortization	43	45	6	4	98	28	55	5	3	91

EBIT	92	393	(3)	(34)	448	70	151	(4)	(111)	106

Finance costs related to long-term debt					(25)					(20)
Other finance costs					(17)					(6)
Income taxes					(113)					(19)

Consolidated net earnings from continuing operations					293					61

	Nine Months Ended September 30,
(millions of U.S. dollars)	2011					2010
	Retail	Wholesale	Advanced Technologies	Other	Consolidated	Retail	Wholesale	Advanced Technologies	Other	Consolidated
EBITDA	689	1,467	22	(142)	2,036	445	727	24	(75)	1,121
Depreciation and amortization	126	128	17	10	281	82	153	14	7	256

EBIT	563	1,339	5	(152)	1,755	363	574	10	(82)	865

Finance costs related to long-term debt					(76)					(65)
Other finance costs					(42)					(20)
Income taxes					(456)					(202)

Consolidated net earnings from continuing operations					1,181					578

ACCOUNTING STANDARDS AND CRITICAL ACCOUNTING ESTIMATES

Please refer to note 1 of our Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2011 for our significant accounting policies and critical accounting estimates, which includes, among others, purchase price allocations in business combinations; collectability of receivables; rebates; net realizable value of inventory; estimated useful lives and impairment of long-lived assets; goodwill impairment testing; allocation of acquisition purchase prices; asset retirement obligations; environmental remediation; employee future benefits; share-based payments; income taxes; fair value of financial assets and liabilities; and, amounts and likelihood of contingencies.

BUSINESS RISKS

The information presented on risk management and key business risks on pages 70 – 79 in our 2010 Annual Report has not changed materially since December 31, 2010.

CONTROLS & PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Strong agricultural fundamentals are expected to drive robust demand for crop inputs in the fourth quarter of 2011 and into 2012. The United States Department of Agriculture (“USDA”) projects that despite record global harvested area of grains and oilseeds in 2011/12, global grain and oilseed production will fall short of consumption. Looking ahead to 2012, tighter crop ending stocks are expected to lead to higher planted area and competition between crops for acreage. Analysts project that U.S. corn area will increase in 2012 to between 92 and 94 million acres and that combined planted area of corn and soybeans in the U.S. will reach 170 million acres, exceeding the record set in 2011 by over 3 million acres. The increase in planted area is expected to lead to strong demand for seed, crop nutrients, crop protection products and services. However, some fertilizer distributors and retailers may delay purchases as late as possible to ensure they hold minimal inventories given the recent volatility in global economic markets.

The global economic situation continues to be a source of uncertainty and has driven significant volatility in commodity prices, including agricultural commodities. While agricultural supply and demand fundamentals are relatively immune to short-term macroeconomic events, the uncertainty has contributed to significant volatility as non-commercial traders have significantly lowered their positions in commodity markets.

Strong demand combined with a number of production outages globally supported nitrogen prices in the third quarter of 2011, a situation that is expected to continue in the fourth quarter. The merchant ammonia market has had supply shortfalls, notably in Trinidad, where natural gas supplies to domestic producers have been reduced significantly. New nitrogen supply is expected to come to the market from Qatar in late 2011 and Algeria in early 2012. The urea market has benefitted from strong demand from India, which has purchased over 2 million tonnes of urea in its most recent tenders. Industry analysts expect 2011 Chinese urea exports to be less than half of the 7 million tonnes exported in 2010 due to the trend to more restrictive export tax policies.

The resurgence of spot Indian phosphate demand has been a key driver in the global phosphate market. India is expected to import about 7 million tonnes of diammonium phosphate (“DAP”) in the 2011/12 agricultural year, slightly lower than in 2010/11, but very strong considering year-over-year imports in the April through September 2011 period were down 33 percent. Chinese DAP exports are expected to be restricted due to the high tax rate until June 2012 and there are reports that this may be extended to compound and other phosphate products (Triple Super Phosphates and NP products). The Ma’aden phosphate project in Saudi Arabia is now expected to ramp up slowly in the first half of 2012 and industry analysts expect production of about 300,000 tonnes of DAP in 2011. Current finished phosphate prices are close to non-integrated producers’ cost of production due to high global ammonia and sulphur prices, a tight global phosphate rock situation on inventory drawdown in the U.S. and lower production in some areas in the Middle East and North Africa.

The global potash market has remained firm over the past few months. Available supply is expected to limit global shipments of potash in 2011. North American potash capacity utilization rates in the first nine months of 2011 were the highest on record, as producers try to meet growing global potash demand. Brazilian potash demand from January through September exceeded the record 2008 pace. Through the first eight months of 2011, Chinese potash demand was 26 percent higher than the same period in 2010 and imports are expected to be at least 6 million tonnes in 2011. North American potash applications are expected to be supported this fall by higher forecasted crop acreage for 2012.

Forward-Looking Statements

Certain statements and other information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium's ability to successfully integrate and realize the anticipated benefits of its acquisitions, including the acquisition of retained AWB businesses.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict. Additionally, there are risks associated with Agrium’s recent acquisition of AWB, including: size and timing of expected synergies could be less favourable than anticipated; AWB is subject to dispute and litigation risk (including as a result of being named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme), as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2011 3rd Quarter Conference Call will be available in a listen-only mode beginning Thursday, November 3, 2011 at 9:30 a.m. MT (11:30 a.m. ET). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Manager, Investor Relations

(403) 225-7437

Mark Thompson, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Condensed Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Sales	3,141	2,066	12,293	8,345
Cost of product sold	2,253	1,568	9,005	6,422

Gross profit	888	498	3,288	1,923
Expenses
Selling	409	264	1,250	841
General and administrative	39	135	241	226
Earnings from associates	(8)	(8)	(15)	(19)
Other expenses (note 4)	—	1	57	10

Earnings before finance costs and income taxes	448	106	1,755	865
Finance costs related to long-term debt (note 5)	25	20	76	65
Other finance costs (note 5)	17	6	42	20

Earnings before income taxes	406	80	1,637	780
Income taxes	113	19	456	202

Consolidated net earnings from continuing operations	293	61	1,181	578
Consolidated net earnings from discontinued operations (note 3)	—	—	1	—

Consolidated net earnings	293	61	1,182	578

Attributable to:
Equity holders of Agrium	293	61	1,182	577
Non-controlling interest	—	—	—	1

Consolidated net earnings	293	61	1,182	578

Earnings per share (note 7)
Basic earnings per share from continuing operations	1.86	0.39	7.49	3.66

Basic earnings per share from discontinued operations	—	—	—	—

Basic earnings per share	1.86	0.39	7.49	3.66

Diluted earnings per share from continuing operations	1.85	0.39	7.48	3.65
Diluted earnings per share from discontinued operations	—	—	—	—

Diluted earnings per share	1.85	0.39	7.48	3.65

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Consolidated net earnings	293	61	1,182	578
Other comprehensive (loss) income
Available for sale financial instruments	—	—	(1)	(29)
Net actuarial losses on post-employment benefits	(19)	—	(19)	—
Foreign currency translation	(181)	23	(144)	(6)
(Loss) income of associates	(1)	2	—	—

	(201)	25	(164)	(35)

Consolidated comprehensive income	92	86	1,018	543

Attributable to:
Equity holders of Agrium	92	96	1,025	554
Non-controlling interest	—	(10)	(7)	(11)

Consolidated comprehensive income	92	86	1,018	543

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Operating
Consolidated net earnings from continuing operations	293	61	1,181	578
Items not affecting cash
Depreciation and amortization	98	91	281	256
Earnings from associates	(8)	(8)	(15)	(19)
Share-based payments	(46)	78	(44)	57
Unrealized (gain) loss on derivative financial instruments	(2)	(16)	(47)	16
Gain on disposal of marketable securities	—	—	—	(52)
Unrealized foreign currency translation loss (gain)	3	(2)	11	(1)
Deferred income taxes	28	(2)	97	12
Other	10	—	43	22
Dividends from associates	—	—	16	14
Net changes in non-cash working capital	(203)	(111)	(1,274)	(869)

Cash provided by operating activities	173	91	249	14

Investing
Acquisitions, net of cash acquired	(118)	—	(145)	—
Proceeds from disposal of subsidiaries	27	—	721	—
Capital expenditures	(184)	(120)	(430)	(306)
Investment in associates	(15)	—	(15)	—
Purchase of investments	(3)	—	(43)	—
Proceeds from disposal of investments	—	—	36	25
Proceeds from disposal of marketable securities	—	—	—	117
Other	5	7	(5)	(8)

Cash (used in) provided by investing activities	(288)	(113)	119	(172)

Financing
Short-term debt	(109)	64	(132)	92
Long-term debt issued	60	48	70	48
Repayment of long-term debt	(1)	(2)	(134)	(10)
Dividends paid	(9)	(8)	(18)	(17)
Shares issued, net of issuance costs	3	3	5	5

Cash (used in) provided by financing activities	(56)	105	(209)	118

Effect of exchange rate changes on cash and cash equivalents	(21)	9	(9)	4

(Decrease) increase in cash and cash equivalents from continuing operations	(192)	92	150	(36)
Cash and cash equivalents used in discontinued operations (note 3)	(19)	—	(30)	—
Cash and cash equivalents – beginning of period	966	805	635	933

Cash and cash equivalents – end of period	755	897	755	897

Interest paid	59	35	121	90
Interest received	25	15	58	36
Income taxes paid	150	111	263	451

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	September 30,		December 31,	January 1,
	2011	2010	2010	2010
ASSETS
Current assets
Cash and cash equivalents	755	897	635	933
Accounts receivable	2,925	2,104	1,793	1,247
Inventories (note 8)	2,535	1,758	2,502	2,137
Prepaid expenses and deposits	347	184	848	567
Marketable securities	—	17	3	114
Assets of discontinued operations (note 3)	99	—	1,320	—

	6,661	4,960	7,101	4,998
Property, plant and equipment (note 9)	2,298	1,959	2,154	1,797
Intangibles (note 10)	586	584	619	617
Goodwill (note 10)	2,419	1,816	2,423	1,804
Investment in associates	390	358	389	370
Other financial assets (note 11)	97	45	48	88
Deferred income tax assets	63	—	52	—
Assets of discontinued operations (note 3)	11	—	92	—

	12,525	9,722	12,878	9,674

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (note 12)	396	188	517	106
Accounts payable	2,382	1,657	2,666	2,342
Current portion of long-term debt (note 12)	59	125	125	—
Current portion of other provisions (note 13)	165	171	198	148
Liabilities of discontinued operations (note 3)	80	—	1,020	—

	3,082	2,141	4,526	2,596
Long-term debt (note 12)	2,118	1,621	2,118	1,699
Provisions for post-employment benefits	158	113	136	106
Other provisions (note 13)	326	324	366	308
Other financial liabilities (note 14)	46	51	47	34
Deferred income tax liabilities	580	461	490	460
Liabilities of discontinued operations (note 3)	2	—	2	—

	6,312	4,711	7,685	5,203

Shareholders’ equity
Share capital	1,993	1,982	1,982	1,977
Retained earnings	4,323	3,023	3,150	2,454
Accumulated other comprehensive (loss) income	(104)	6	53	29

Equity holders of Agrium	6,212	5,011	5,185	4,460
Non-controlling interest	1	—	8	11

Total equity	6,213	5,011	5,193	4,471

	12,525	9,722	12,878	9,674

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

	Millions of common shares (a)	Share capital	Retained earnings	Accumulated other comprehensive income (loss)	Equity holders of Agrium	Non- controlling interest	Total equity
January 1, 2010	157	1,977	2,454	29	4,460	11	4,471

Consolidated net earnings	—	—	577	—	577	1	578
Other comprehensive loss	—	—	—	(23)	(23)	(12)	(35)

Comprehensive income (loss)	—	—	577	(23)	554	(11)	543
Dividends	—	—	(8)	—	(8)	—	(8)
Share-based payment transactions	1	5	—	—	5	—	5

September 30, 2010	158	1,982	3,023	6	5,011	—	5,011

December 31, 2010	158	1,982	3,150	53	5,185	8	5,193

Consolidated net earnings	—	—	1,182	—	1,182	—	1,182
Other comprehensive loss	—	—	—	(157)	(157)	(7)	(164)

Comprehensive income (loss)	—	—	1,182	(157)	1,025	(7)	1,018
Dividends	—	—	(9)	—	(9)	—	(9)
Share-based payment transactions	—	11	—	—	11	—	11

September 30, 2011	158	1,993	4,323	(104)	6,212	1	6,213

(a)	Authorized share capital consists of unlimited common shares without par value.

Accumulated Other Comprehensive Income (Loss) of Equity Holders of Agrium

	Available for sale financial instruments	Net actuarial losses on post- employment benefits	Foreign currency translation	Comprehensive (loss) income of associates	Total accumulated other comprehensive income (loss)
January 1, 2010	29	—	—	—	29

Gains	—	—	6	—	6
Reclassification to income	(48)	—	—	—	(48)
Deferred income taxes	19	—	—	—	19

September 30, 2010	—	—	6	—	6

December 31, 2010	—	(16)	69	—	53

Gains (losses)	1	(26)	(114)	—	(139)
Reclassification to income	(2)	—	(23)	—	(25)
Deferred income taxes	—	7	—	—	7

September 30, 2011	(1)	(35)	(68)	—	(104)

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

1.	CORPORATE INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

Corporate information

Agrium Inc. is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange and the Toronto Stock Exchange. Agrium Inc. (with its subsidiaries) is a major retail supplier of agricultural products and services in North and South America and Australia and a leading global producer and marketer of agricultural nutrients and industrial products. We produce and market three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled-release crop nutrients and micronutrients. Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada. Our operations are conducted globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, U.S.

Basis of preparation and statement of compliance

These condensed consolidated interim financial statements (“interim financial statements”) of Agrium Inc. were approved for issuance by the Audit Committee on November 2, 2011. We prepared the interim financial statements in accordance with IAS 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). We prepared our first interim financial statements for our first quarter of 2011 as part of the period covered by our first consolidated annual financial statements prepared in accordance with IFRS for the year ending December 31, 2011. Disclosures concerning the transition from Canadian generally accepted accounting principles to IFRS are provided in note 19. These interim financial statements do not include all disclosures normally provided in consolidated annual financial statements and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2010.

Seasonality in our business results from the increased demand for our products during planting seasons. Sales are generally higher in the spring and fall.

These interim financial statements are presented in U.S. dollars, which is our presentation and functional currency. We have prepared these interim financial statements using the historical cost basis, with the exception of certain financial instruments and non-current assets, liabilities for cash-settled share-based payment arrangements, and assets and obligations of post-employment benefit plans. Our policies for these items are set out in the notes below.

Significant accounting policies

a)	Key accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Estimates are used when accounting for items such as collectability of receivables, rebates, net realizable value of inventory, estimated useful lives and impairment of long-lived assets, goodwill impairment testing, allocation of acquisition purchase prices, asset retirement obligations, environmental remediation, employee future benefits, share-based payments, income taxes, fair value of financial assets and liabilities and amounts and likelihood of contingencies. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

b)	Principles of consolidation

Subsidiaries

These consolidated financial statements include the accounts of Agrium Inc., its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of joint ventures, which are the entities over which Agrium has control. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. In these interim financial statements, we, us, our and Agrium mean Agrium Inc., its subsidiaries and joint ventures. All intercompany transactions and balances have been eliminated.

Associates

Associates are those entities in which we have significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when we hold between 20 and 50 percent of the voting power of another entity, but can also arise if we hold less than 20 percent of an entity if we have the power to be actively involved and influential in policy decisions affecting the entity.

Investments in associates are accounted for using the equity method and are recognized initially at cost. Our investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include our share of the income and expenses and equity movements of equity accounted investees from the date that significant influence commences until the date that it ceases.

Joint ventures

Joint ventures are those entities over whose activity we have joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Jointly controlled entities are accounted for using proportionate consolidation. Our share of the assets, liabilities, income and expenses of jointly controlled entities are combined with the equivalent items in the consolidated financial statements on a line by line basis. Where we transact with our jointly controlled entities, unrealized profits and losses are eliminated to the extent of our interest in the joint venture.

c)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments we issued in exchange for control of the acquiree. Acquisition-related costs are recognized in net earnings as incurred.

The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

d)	Foreign currency translation

The functional currency for each of our subsidiaries, jointly controlled entities and associates is the currency of the primary economic environment in which they operate, which is the U.S. dollar, the Canadian dollar, the Australian dollar, the New Zealand dollar and the Euro. Determining the primary economic environment in which an entity operates requires management to consider several factors and use judgment.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

All transactions that are not denominated in an entity’s functional currency are foreign currency transactions. These transactions are initially recorded in the functional currency by applying the appropriate monthly average rate which best approximates the actual rate of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured at the functional currency rate of exchange at the balance sheet date. All differences are recognized in the consolidated statement of operations. Non monetary items measured at historical cost are not re-measured – they remain at the exchange rate from the date of the transaction. Non monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The assets and liabilities of foreign operations that are not denominated in the presentation currency, including goodwill and fair value adjustments arising on acquisition, are translated to our presentation currency at exchange rates at the reporting date. Income, expenses and capital transactions are translated at the average exchange rate for the month. Foreign currency differences are recognized directly in equity. When a foreign operation is disposed of, the relevant amount of foreign currency translation in equity is reclassified to net earnings.

e)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. We recognize revenue based on individual contractual terms when all of the following criteria are met: the significant risks and rewards of ownership of the goods have been transferred to the customer; we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; the amount of revenue and costs incurred or to be incurred can be measured reliably; and, it is probable that the economic benefits associated with the transaction will flow to us. These conditions are generally satisfied when title passes to the customer according to the sales agreement which in most cases, is when product is picked up by the customer or delivered to the destination specified by the customer, which is typically a customer’s premises, the vessel on which the product will be shipped, or the destination port. Revenue is reported net of sales taxes, returns, discounts and rebates.

f)	Rebates

We enter into agreements with suppliers providing for vendor rebates typically based on the achievement of specified purchase volumes or sales levels. We account for rebates and prepay discounts as a reduction of the prices of the suppliers’ products. Rebates that are probable and can be reasonably estimated are accrued based on total estimated crop year performance. Rebates that are not probable or estimable are accrued when certain milestones are achieved. Rebates not covered by binding agreements or published vendor programs are accrued when conclusive documentation of right of receipt is obtained.

Rebates based on the amount of materials purchased reduce cost of product as inventory is sold. Rebates that are based on sales volume are offset to cost of product when we determine that they have been earned based on sales volume of related products.

g)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in net earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity or in other comprehensive income.

Current income tax is the expected tax payable (recoverable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable (recoverable) in respect of previous years.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Deferred income tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities and when they relate to income taxes levied by the same taxation authority.

h)	Financial instruments

All financial assets and financial liabilities are initially recognized at fair value. The subsequent measurement of financial instruments depends on their classification as follows:

Financial instrument classification	Subsequent measurement of gains or losses at each period-end
Fair value through profit or loss (assets and liabilities)	Fair value; unrealized gains or losses recognized in net earnings
Available for sale (assets)	Fair value; unrealized gains and losses recognized in other comprehensive income; recognized in net earnings on sale of the asset or when asset is written down as impaired
Held to maturity investments	Amortized cost using the effective interest rate method; recognized in net
Loans and receivables	earnings if asset/liability is derecognized or asset is impaired
Other financial liabilities

Where commodity derivative contracts under master netting arrangements include both asset and liability positions, we offset the fair value amounts recognized for multiple similar derivative instruments executed with the same counterparty, including any related cash collateral asset or obligation. Transaction costs of financial instruments are recorded as a reduction of the cost of the instruments except for costs of financial instruments classified as fair value through profit or loss, which are expensed as incurred.

i)	Cash and cash equivalents

Cash equivalents are carried at fair value, and consist of short-term investments with an original maturity of three months or less.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

j)	Accounts receivable and allowance for doubtful accounts

We evaluate collectability of specific customer receivables depending on the nature of the sale. Collectability of receivables is reviewed and the allowance for doubtful accounts is adjusted on an ongoing basis. Account balances are charged to net earnings when we determine that it is probable that the receivable will not be collected. Interest accrues on all trade receivables from the due date, which may vary with certain geographic or seasonal programs.

We have facilities in the U.S. and Australia that enable us to sell certain short-term trade accounts receivable to third parties on an ongoing basis. We continue to service the sold accounts receivable; amounts associated with the servicing liability are not material. We record sales and derecognize accounts receivable when the arrangement transfers substantially all the risks and rewards of ownership of the receivables to a third party. Where this does not occur, the arrangements are recorded as secured borrowings.

k)	Inventories

Wholesale inventories, consisting primarily of crop nutrients, operating supplies and raw materials, include both direct and indirect production and purchase costs, depreciation and amortization on assets employed directly in production, and freight to transport the product to the storage facilities. Crop nutrients include our produced products and products purchased for resale. Operating supplies include catalysts used in the production process, materials used for repairs and maintenance and other supplies. Inventories are valued at the lower of cost on a weighted-average basis and net realizable value.

Retail inventories, consisting primarily of crop nutrients, crop protection products, seed and merchandise include the cost of delivery to move the product to storage facilities. Inventories are recorded at the lower of cost on a weighted-average basis and net realizable value.

Advanced Technologies inventories, consisting primarily of raw materials and controlled-release products, include both direct and indirect production costs and depreciation on assets employed directly in production. Inventories are recorded at the lower of cost determined on a first-in, first-out basis and net realizable value.

l)	Property, plant and equipment

Property, plant and equipment are measured at historical cost less accumulated depreciation and accumulated impairment loss. The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. If a legal or constructive obligation exists to decommission property, plant and equipment, the discounted value of the obligation is included in the carrying value of the assets when the obligation arises.

Expenses in connection with day-to-day maintenance and repairs are recognized in the statement of operations as they are incurred. Expenses incurred in connection with major replacements, plant turnarounds and renewals that materially extend the life of property, plant and equipment or result in future economic benefits are capitalized and depreciated on a systematic basis. The carrying amount of replaced components is expensed.

If the construction or preparation for use of property, plant or equipment extends over a period of longer than twelve months, the borrowing costs incurred on borrowed capital up to the date of completion are capitalized as part of the cost of acquisition or construction.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Property, plant and equipment are depreciated on a straight-line basis using the following estimated useful lives:

Buildings and improvements	3 - 25 years
Machinery and equipment	3 - 25 years
Other	3 - 25 years

If the cost of an individual part of property, plant and equipment is significant relative to the total cost of the item, the individual part is accounted for and depreciated separately. Expected useful life and residual value is re-assessed annually.

m)	Goodwill and intangible assets

Goodwill represents the difference between the fair value of the consideration transferred in a business combination and the fair value of the identifiable net assets acquired at the date of acquisition. Goodwill is initially determined based on provisional fair values. Fair values are finalized within 12 months of the acquisition date. Goodwill on acquisition of subsidiaries and jointly controlled entities is separately disclosed and goodwill on acquisitions of associates is included within investments in equity accounted units. Goodwill, including goodwill in equity accounted units, is not amortized; rather it is tested annually for impairment or when there is an indication of impairment.

Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if the asset is separable or arises from contractual or legal rights, and the fair value can be measured reliably on initial recognition.

Purchased intangible assets are initially recorded at cost and finite-lived intangible assets are amortized over their useful economic lives on a straight-line basis. Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortized and are tested for impairment annually or when there is an indication of impairment.

Intangible assets are considered to have indefinite lives when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate cash flows for us. The factors considered in making this determination include the existence of contractual rights for unlimited terms; or evidence that renewal of the contractual rights without significant incremental cost can be expected for indefinite periods into the future in view of our future investment intentions. The life cycles of the products and processes that depend on the asset are also considered.

The following estimated useful lives, which are re-assessed annually, have been determined for classes of finite-lived intangible assets:

Trade names	5 - 15 years
Customer relationships	5 - 15 years
Technology	7 - 10 years
Other	3 - 20 years

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

n)	Impairment

The carrying amounts of non-current assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any indication of impairment exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated each year during the third quarter.

The recoverable amount of an asset or cash generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that have the ability to generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash generating units or groups of cash generating units that are expected to benefit from the synergies of the combination and reflects the lowest level at which goodwill is monitored for internal reporting purposes. If there is an indication of an impairment of an asset or cash generating unit below the level to which goodwill has been allocated, the asset or cash generating unit is tested for impairment first and any impairment loss for that asset or cash generating unit is recognized before testing at the level to which goodwill has been allocated.

An impairment loss is recognized if the carrying amount of an asset or its cash generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net earnings. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

o)	Leases

Leases whereby we assume substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Other leases are operating leases and are not recognized on our balance sheet. Payments made under operating leases are recognized in net earnings over the term of the lease.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

p)	Post-employment benefits

We maintain contributory and non-contributory defined benefit and defined contribution pension plans in Canada and the United States. The majority of employees are members of defined contribution pension plans. We also maintain health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. Pension plan and post-retirement benefit costs are determined annually by independent actuaries and include current service costs, interest cost of projected benefits, return on plan assets and actuarial gains or losses. We also have non-contributory defined benefit and defined contribution plans which provide supplementary pension benefits for senior management.

Post-employment benefits are funded by us and obligations are determined using the projected unit credit method of actuarial valuation prorated over the expected length of employee service. Post-employment benefit costs for current service, interest costs and return on plan assets are charged to net earnings in the year incurred. Actuarial gains or losses are recognized immediately in other comprehensive income. Past service costs and the effects of changes in plan assumptions are amortized on a straight-line basis over the average period until the benefits become vested, or immediately if the benefits have already vested. Our contributions to defined contribution post-employment benefit plans are expensed as incurred.

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. Liabilities for bonuses and profit-sharing are recognized based on a formula that takes into consideration the profit attributable to our shareholders after certain adjustments. We recognize a liability when we have a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

q)	Provisions

A provision is recognized if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. Where the effect of discounting is material, the expected future cash flows associated with a provision are discounted at a pre-tax rate that reflects current market assessments of the time value of money. The unwinding of the discount is recognized as a finance cost.

Environmental remediation

Environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation are expensed. Environmental expenditures that extend the life of the property, increase its capacity or mitigate or prevent contamination from future operations are capitalized. Costs are recorded when environmental remediation efforts are probable and the costs can be reliably estimated based on current law and existing technologies. Estimated costs are based on management’s best estimate of undiscounted future costs.

Decommissioning and restoration

Provisions for decommissioning and restoration costs (asset retirement obligations) are measured based on current requirements, technology and price levels and the present value is calculated using amounts discounted over the useful economic life of the assets. The liability is recognized in the period when there is a legal or constructive obligation and a reasonable estimate can be made. A corresponding item of property, plant and equipment of an amount equivalent to the provision is also recognized and is subsequently depreciated as part of the asset. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the provision are reflected on a prospective basis, by adjustment to the carrying amount of the related property, plant and equipment.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

r)	Share-based payments

Cash-settled plans are accounted for as liabilities where the fair value of the award is determined at the grant date using a valuation model which includes an estimated forfeiture rate. A Black-Scholes option pricing model is used for plans with a service condition and a Monte Carlo simulation model is used for plans with service and market conditions. Compensation expense is accrued and recognized over the vesting period of the award. The fair value is re-measured at each balance sheet date and fluctuations in the fair value are recognized in the period in which the fluctuation occurs.

Equity-settled plans are accounted for using a fair value-based method. The fair value of the share-based award is determined at the grant date using a market-based option valuation model which includes an estimated forfeiture rate. The fair value of the award is recorded as compensation expense amortized over the vesting period of the award, with a corresponding increase to share capital. On exercise of the award, the proceeds are recorded as share capital.

If an employee is eligible to retire during the vesting period, we recognize compensation expense over the period from the date of grant to the retirement eligibility date. If an employee is eligible to retire on the date of grant, compensation expense is recognized on the grant date.

s)	Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the consolidated statements of operations of the reporting period, and of the comparable period of the previous year, income and expenses from discontinued operations are reported separate from income and expenses from continuing activities, down to the level of profit after taxes.

Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated and are recognized at fair value less cost to sell. We cease using the equity method of accounting on the date from which an interest in an associate becomes held for sale.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

t)	Recent accounting pronouncements not yet adopted

We are in the process of assessing the impact of adopting the following new standards:

Description	Date and method of adoption	Impact

IFRS 7 Financial Instruments: Disclosures was amended to enhance disclosure requirements for transfers of financial assets that result in derecognition.	July 1, 2011 or earlier; prospectively	We do not expect a significant impact from adoption.

IFRS 9 Financial Instruments is the first phase of a multi-phase project to replace IAS 39 Financial Instruments: Recognition and Measurement, and applies to the classification and measurement of financial assets and liabilities. IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: amortized cost and fair value. In addition, for financial liabilities that are measured at fair value, IFRS 9 requires that an entity present the portion of any change in its fair value that is due to changes in the entity’s own credit risk in other comprehensive income, rather than through profit or loss. Phases to address impairment methodology and hedge accounting remain under development.	January 1, 2013 or earlier; retrospectively	We do not expect a significant impact from adoption.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls another entity. The standard implements a single model based on control and introduces a new definition of control, requiring: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of investor returns. All three elements must exist in order for an investor to determine that it has control of an investee.	January 1, 2013 or earlier; retrospectively	We do not expect a significant impact from adoption.

IFRS 11 Joint Arrangements establishes a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. Under IFRS 11, an entity will classify its interest in a joint arrangement either as a joint operation, accounted for by recognizing the entity’s share of the assets, liabilities, revenue and expenses of the joint operation; or as a joint venture, accounted for using equity accounting. This differs from existing IFRS which allows a choice between proportionate consolidation or equity accounting for interests in jointly controlled entities.	January 1, 2013 or earlier; in accordance with IFRS 11	We are a party to joint arrangements and application of the standard could have a material impact on our balance sheet and statement of operations.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. Under IFRS 12, entities are required to disclose information that allows users to evaluate the nature of, and risks associated with, an entity’s interests in other entities; and the effects of those interests on the entity’s financial position, financial performance and cash
flows.	January 1, 2013 or earlier	We do not expect a significant impact from adoption.

IFRS 13 Fair Value Measurement provides a single set of requirements to be applied to all fair value measurements; replacing the existing guidance which is dispersed across many standards. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition emphasizes that fair value is a market-based measurement, not an entity-specific measurement. IFRS 13 also enhances the disclosure requirements regarding fair value measurements.	January 1, 2013 or earlier; prospectively	We do not expect a significant impact from adoption.

IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures have been amended as a result of changes to IFRS 10 through IFRS 13, as described above.	January 1, 2013 or earlier	We do not expect a significant impact from adoption.

IAS 1 Presentation of Financial Statements was amended to improve the consistency and clarity of the presentation of items of other comprehensive income by adding the requirement to group items on the basis of whether they may be reclassified subsequently in profit or loss.	July 1, 2012 or earlier	We are currently assessing these amendments to determine the potential impact.

IAS 19 Employee Benefits was amended to provide users with a clearer picture of the commitments resulting from defined benefit plans. Amendments include the elimination of the corridor approach, requirement to present gains and losses related to defined benefits plans in other comprehensive income, and the addition of disclosure requirements to better show the characteristics of the defined benefit plans and risks arising from those plans.	January 1, 2013 or earlier	We are currently assessing these amendments to determine the potential impact.

2.	BUSINESS ACQUISITIONS

AWB Limited

On December 3, 2010, we acquired 100 percent of AWB Limited (“AWB”), an agribusiness operating in Australia, for $1.2-billion in cash and $37-million of acquisition costs. On May 11, 2011, we completed the sale of the majority of the Commodity Management business acquired from AWB, in accordance with an agreement dated December 15, 2010. Cash received from the sale was $694-million.

We retained the Landmark retail operations, including over 200 company-operated retail locations and over 140 retail franchise and wholesale customer locations in Australia. The acquired business is included in the Retail operating segment.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Preliminary estimated fair values of assets acquired and liabilities assumed on December 3, 2010	September 30,	December 31,
	2011	2010
Continuing operations
Current assets	736	736
Property, plant and equipment	81	81
Intangibles	41	41
Goodwill	672	589
Other financial assets	69	69
Debt and other financial liabilities	(742)	(744)
Assets of discontinued operations	1,086	1,128
Liabilities of discontinued operations	(734)	(691)

	1,209	1,209

The primary drivers that generate goodwill are the acquisition of a talented workforce and the value of synergies between Agrium and AWB, including expansion of geographical coverage for the sale of crop inputs and cost savings opportunities. We expect to allocate the majority of goodwill to the Retail business unit. We do not expect goodwill to be deductible for income tax purposes.

We have not completed our determination of the fair value of the assets acquired, liabilities assumed (including contingent liabilities), or related deferred income tax impacts due to the timing of the acquisition and the inherent complexity associated with the valuations. The preliminary purchase price allocation is based on carrying amounts of AWB, as adjusted for information obtained subsequent to the acquisition. Accordingly, in applying the acquisition method of accounting, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to goodwill. We expect that some of the purchase price allocated to goodwill will be allocated to property, plant and equipment, intangibles, and related deferred income tax balances. We expect that the actual amounts assigned to the fair values of the identifiable assets and liabilities acquired will diff er materially from the preliminary purchase price allocation, and that some acquired property, plant and equipment and intangibles are expected to be finite-lived and accordingly subject to depreciation and amortization.

Unaudited pro forma consolidated summary results of operations (prepared as if the acquisition of AWB had occurred on January 1, 2010)	For the twelve months ended December 31, 2010

Sales	15,604

Net earnings	668

Sales of AWB for the nine months ended September 30, 2011 were $1,746-million. It is impracticable to provide net earnings information of AWB for the same period because corporate overheads of AWB are integrated with those of Agrium.

As part of the acquisition, we acquired a 50 percent interest in Hi-Fert Pty. Ltd. (“Hi-Fert”), over which receivers and administrators have been appointed. Previously recorded amounts have been written off. The company has been sold by the administrators. AWB had provided guarantees for letters of credit issued by lenders supporting operations of Hi-Fert. Our potential payment obligations under these guarantees, net of proceeds obtained to date from the sale of secured assets, are approximately $33-million. The amount, if any, that we will ultimately be required to pay under these guarantees, net of recoveries from a charge over related assets, is not determinable pending the outcome of external administration and litigation processes.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Oil-For-Food Programme

On April 14, 1995 the United Nations established the Oil-For-Food Programme (“OFFP”), whereby the Iraqi government was allowed to raise money through the sale of oil. The revenue from the sale of oil was placed into an escrow account, with the Iraqi government allowed to use these funds to purchase food, medical supplies and other humanitarian supplies.

On June 27, 2008 the Iraqi government filed a civil lawsuit in the U.S. District Court for the Southern District of New York against AWB and 92 other companies who participated in the OFFP, alleging that the defendants participated in an illegal conspiracy with the “former Saddam Hussein regime” to divert funds from the United Nations OFFP escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted to the former Saddam Hussein regime more than $232-million from the escrow account established under the OFFP. AWB and a number of other defendants filed a motion to dismiss the complaint in January 2010. Although the outcome cannot be predicted, as of November 2, 2011, Agrium does not expect any material financial impact from the lawsuit.

As the outcome of the lawsuit and any impact on the operations of AWB arising from this legal action cannot be predicted, there is uncertainty as to the resultant impact, if any, on the financial position, financial performance and cash flows of AWB arising directly or indirectly from transactions under the OFFP. If the case against AWB is not dismissed, a possible adverse decision on the merits could have a material adverse effect on AWB and on Agrium’s consolidated financial position and results.

Cerealtoscana S.p.A. and Agroport

On May 2, 2011, we acquired 100 percent of Cerealtoscana S.p.A. (“CT”), and its subsidiary Agroport, for total consideration of $27-million plus working capital. CT is a fertilizer distribution company in Italy and Agroport is its subsidiary in Romania. The acquired business is included in the Wholesale operating segment.

Evergro Canada

On July 4, 2011, we acquired certain assets and liabilities of Evergro Canada (“Evergro”) for total consideration of $52-million. Evergro is a manufacturer and distributor of horticulture and professional turf products in Western Canada and operates seven distribution facilities throughout British Columbia and Alberta. The acquired net assets and related earnings are included in the Agrium Advanced Technologies operating segment.

International Mineral Technologies

On July 7, 2011, we acquired certain assets and liabilities of International Mineral Technologies (“Tetra Micronutrients”) for total consideration of $44-million. Tetra Micronutrients is located in Nebraska and specializes in the production, marketing and distribution of custom liquid plant nutrition and dry micro nutrient products. The acquired net assets and related earnings are included in the Agrium Advanced Technologies and Retail operating segments.

3.	DISCONTINUED OPERATIONS

Discontinued operations include the operations of Commodity Management businesses and AWB Harvest Finance Limited sold on May 11, 2011. Also included are the operations and assets and liabilities of the Commodity Management business not included in the sale.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

We have agreed to various terms and conditions and indemnifications pursuant to the sale of the Commodity Management business, including an indemnity by AWB for litigation related to the OFFP, as described in note 2, Business Acquisitions.

Condensed information of discontinued operations	September 30,	December 31,
	2011	2010
Operating information
Sales (a)	1,570	313
Consolidated net earnings (loss) from discontinued operations (b)	1	(17)
Cash (used in) provided by
Operating activities	(119)	(252)
Investing activities	(1)	(1)
Financing activities	90	298

	(30)	45

Accounts receivable	17	743
Inventories	70	551
Prepaid expenses and deposits	—	14
Other current assets	12	12

Current assets	99	1,320
Property, plant and equipment	11	81
Other financial assets	—	2
Deferred income tax assets	—	9

Non-current assets	11	92

	110	1,412

Short-term debt	52	471
Accounts payable	28	549

Current liabilities	80	1,020
Deferred income tax liabilities	2	2

Non-current liabilities	2	2

	82	1,022

(a)	Includes revenue from related parties (Pools) of $365-million (December 31, 2010 – $59-million).
(b)	Net of income taxes of $20-million (December 31, 2010 – $3-million).

4.	OTHER EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Realized loss on derivative financial instruments	1	6	76	34
Unrealized (gain) loss on derivative financial instruments	(2)	(16)	(47)	16
Gain on disposal of marketable securities	—	—	—	(52)
Potash profit and capital tax	7	7	33	11
Bad debt expense	6	4	33	28
Interest income	(24)	(15)	(57)	(36)
Foreign currency translation loss (gain)	—	8	(42)	3
Other	12	7	61	6

	—	1	57	10

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

5.	FINANCE COSTS

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Finance costs related to long-term debt	25	20	76	65
Other finance costs
Environmental remediation and asset retirement obligations	4	2	8	7
Other interest expense	13	4	34	13

	17	6	42	20

	42	26	118	85

6.	PERSONNEL COSTS

Total personnel expenses	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Short-term employee benefits	254	216	846	606
Post-employment benefits	14	17	47	37
Share-based payments	(46)	78	(44)	57

	222	311	849	700

Compensation of key management personnel	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Short-term employee benefits	1	1	10	7
Post-employment benefits	1	3	2	4
Share-based payments	(30)	32	(32)	21

	(28)	36	(20)	32

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

7.	EARNINGS PER SHARE

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Numerator
Consolidated net earnings from continuing operations for the period attributable to equity holders of Agrium	293	61	1,181	577
Consolidated net earnings from discontinued operations for the period attributable to equity holders of Agrium	—	—	1	—

Consolidated net earnings for the period attributable to equity holders of Agrium	293	61	1,182	577

Denominator
Weighted-average number of shares outstanding for basic earnings per share	158	157	158	157
Dilutive instruments – stock options (a)(b)	—	1	—	1

Weighted-average number of shares outstanding for diluted earnings per share	158	158	158	158

Basic earnings per share from continuing operations	1.86	0.39	7.49	3.66
Basic earnings per share from discontinued operations	—	—	—	—

Basic earnings per share	1.86	0.39	7.49	3.66

Diluted earnings per share from continuing operations	1.85	0.39	7.48	3.65

Diluted earnings per share from discontinued operations	—	—	—	—

Diluted earnings per share	1.85	0.39	7.48	3.65

(a)	For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings per share.
(b)	Using the treasury stock method, stock options with an average grant price less than or equal to the average share price during the period are considered dilutive and potential common share equivalents are considered outstanding.

8.	INVENTORIES

	September 30,		December 31,	January 1,
	2011	2010	2010	2010
Raw materials	292	274	267	231
Finished goods	309	187	268	338
Product for resale	1,934	1,297	1,967	1,568

	2,535	1,758	2,502	2,137

Depreciation and amortization recorded in inventory	15	9	16	16

Recorded in cost of product sold	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Depreciation and amortization	49	61	139	164
Direct freight	47	57	161	171
Inventory	2,157	1,450	8,705	6,087

	2,253	1,568	9,005	6,422

Our determination of net realizable value of inventories requires considerable judgment to estimate forecasted selling prices, including assumptions about demand and supply variables.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

9.	PROPERTY, PLANT AND EQUIPMENT

September 30, 2011	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total

Cost
December 31, 2010	84	927	3,003	335	87	4,436
Additions	3	26	166	245	1	441
Acquisitions	—	6	11	2	—	19
Disposals	(1)	(22)	(46)	—	—	(69)
Other adjustments	2	6	31	(43)	4	—
Foreign currency translation	2	(20)	(86)	(23)	(3)	(130)

September 30, 2011	90	923	3,079	516	89	4,697

Accumulated depreciation
December 31, 2010	—	(390)	(1,841)	—	(51)	(2,282)
Depreciation	—	(44)	(163)	—	(6)	(213)
Disposals	—	11	20	—	—	31
Other adjustments	—	(5)	2	—	1	(2)
Foreign currency translation	—	9	56	—	2	67

September 30, 2011	—	(419)	(1,926)	—	(54)	(2,399)

Net book value	90	504	1,153	516	35	2,298

December 31, 2010	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total

Cost
January 1, 2010	73	702	2,888	274	78	4,015
Additions	11	150	228	110	7	506
Acquisitions	2	31	37	11	—	81
Disposals	(5)	(34)	(260)	—	(2)	(301)
Other adjustments	2	63	31	(73)	(2)	21
Foreign currency translation	1	15	79	13	6	114

December 31, 2010	84	927	3,003	335	87	4,436

Accumulated depreciation
January 1, 2010	—	(338)	(1,833)	—	(47)	(2,218)
Depreciation	—	(48)	(202)	—	(5)	(255)
Disposals	—	22	235	—	1	258
Other adjustments	—	(18)	12	—	4	(2)
Foreign currency translation	—	(8)	(53)	—	(4)	(65)

December 31, 2010	—	(390)	(1,841)	—	(51)	(2,282)

Net book value	84	537	1,162	335	36	2,154

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

10.	INTANGIBLES AND GOODWILL

September 30, 2011	Trade names	Customer relationships	Technology	Other	Total Intangibles	Goodwill

Cost
December 31, 2010	31	553	64	148	796	2,423
Additions developed internally	—	—	5	—	5	—
Acquisitions	—	24	—	8	32	70
Adjustments to purchase price allocation	—	—	—	—	—	83
Disposals	—	—	—	(1)	(1)	(135)
Other adjustments	—	—	8	—	8	(2)
Foreign currency translation	—	(2)	(2)	(1)	(5)	(20)

September 30, 2011	31	575	75	154	835	2,419

Accumulated amortization
December 31, 2010	(7)	(108)	(14)	(48)	(177)	—
Amortization	(1)	(29)	(10)	(26)	(66)	—
Other adjustments	—	—	(8)	—	(8)	—
Foreign currency translation	—	—	1	1	2	—

September 30, 2011	(8)	(137)	(31)	(73)	(249)	—

Net book value	23	438	44	81	586	2,419

December 31, 2010	Trade names	Customer relationships	Technology	Other	Total Intangibles	Goodwill

Cost
January 1, 2010	31	537	24	138	730	1,804
Acquisitions	—	6	35	—	41	589
Disposals	—	—	—	(1)	(1)	—
Other adjustments	—	10	4	11	25	3
Foreign currency translation	—	—	1	—	1	27

December 31, 2010	31	553	64	148	796	2,423

Accumulated amortization
January 1, 2010	(5)	(69)	(9)	(30)	(113)	—
Amortization	(2)	(38)	(3)	(19)	(62)	—
Disposals	—	—	—	1	1	—
Other adjustments	—	—	(1)	—	(1)	—
Foreign currency translation	—	(1)	(1)	—	(2)	—

December 31, 2010	(7)	(108)	(14)	(48)	(177)	—

Net book value	24	445	50	100	619	2,423

Amortization of finite-lived intangibles	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Cost of product sold	1	1	3	2
Selling	17	11	51	34
General and administrative	4	2	12	6

	22	14	66	42

Certain of our trade names with a cost of $17-million (September 30, 2010 – $17-million, December 31, 2010 – $17-million, January 1, 2010 – $17-million) have indefinite lives for accounting purposes and accordingly are not amortized.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

11.	OTHER FINANCIAL ASSETS

	September 30,		December 31,	January 1,
	2011	2010	2010	2010
Investments	7	—	2	25
Receivables	58	36	34	22
Derivative financial instruments	5	2	3	3
Other	27	7	9	38

	97	45	48	88

12.	DEBT

	September 30, 2011			December 31,	January 1,
				2010	2010
	Total	Unutilized	Utilized	Utilized	Utilized
Short-term debt
North American facilities expiring 2012 (a)	775	775	—	—	—
North American accounts receivable securitization (b)	200	200	—	—	—
European facilities expiring 2011 to 2012 (c)	186	49	137	142	74
South American facilities expiring 2011 to 2012	138	50	88	55	32
Australian facilities expiring 2011	8	8	—	100	—
Australian accounts receivable securitization (b)	244	73	171	220	—

	1,551	1,155	396	517	106

Current portion of long-term debt			59	125	—

Long-term debt
Floating rate bank loans due 2012 to 2016	41	14	26
Floating rate bank loans due May 5, 2013	460	460	460
6.125% debentures due January 15, 2041	500	500	—
6.75% debentures due January 15, 2019	500	500	500
7.125% debentures due May 23, 2036	300	300	300
7.7% debentures due February 1, 2017	100	100	100
7.8% debentures due February 1, 2027	125	125	125
8.25% debentures due February 15, 2011	—	—	125
Other	113	141	73

	2,139	2,140	1,709
Unamortized transaction costs	(21)	(22)	(10)

	2,118	2,118	1,699

(a)	Outstanding letters of credit issued under our revolving credit facilities at September 30, 2011 were $77-million reducing credit available under the facilities to $698-million.
(b)	We have revolving purchase and sale agreements to sell, with limited recourse, accounts receivable to a maximum of $200-million and AUD$250-million (December 31, 2010 – $200-million and AUD$250-million, January 1, 2010 – $200-million).
(c)	Of the total facility, $4-million is secured by accounts receivable.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

13.	OTHER PROVISIONS

September 30, 2011	Environmental remediation (a)	Asset retirement (b)	Cash-settled share-based payments (c)	Legal contingencies	Total
December 31, 2010	119	181	235	29	564
Additional provisions or changes in
estimates	13	17	(44)	14	—
Draw-downs	(14)	(8)	(32)	(6)	(60)
Accretion	2	6	—	—	8
Other adjustments	—	—	(2)	(8)	(10)
Foreign currency translation	—	(6)	(5)	—	(11)

September 30, 2011	120	190	152	29	491

Current portion	10	—	126	29	165
Non-current portion	110	190	26	—	326

	120	190	152	29	491

December 31, 2010	Environmental remediation (a)	Asset retirement (b)	Cash-settled share-based payments (c)	Legal contingencies	Total
January 1, 2010	122	139	149	46	456
Additional provisions or changes in estimates	10	56	111	16	193
Draw-downs	(19)	(7)	(35)	(15)	(76)
Reversals	(2)	(15)	—	(20)	(37)
Accretion	3	6	—	—	9
Other adjustments	3	(1)	4	2	8
Foreign currency translation	2	3	6	—	11

December 31, 2010	119	181	235	29	564

Current portion	10	—	159	29	198
Non-current portion	109	181	76	—	366

	119	181	235	29	564

(a)	We estimate that environmental remediation liabilities will be settled between 2011 and 2038.
(b)	Our asset retirement obligations generally relate to dismantlement and site restoration for nitrogen, potash and phosphate production facilities, marketing and distribution facilities, and potash and phosphate mine assets. Cash payments for the obligations are expected to occur over the next 30 years with the exception of potash operations, which are expected to occur after 100 years.
(c)	We estimate the fair value of liabilities for cash-settled share-based payment compensation plan awards using a Black-Scholes option pricing model for awards with a service condition, and a Monte Carlo simulation model for awards with service and market conditions.

Assumptions used to calculate fair value of cash-settled share-based payments using a Black- Scholes option pricing model	September 30,		December 31,	January 1,
	2011	2010	2010	2010
Risk-free interest rate (%)	1.0	1.6	2.2	3.8
Expected annual volatility (%)	51.01	52.79	53.46	43.04
Expected annual dividend yield (%)	0.17	0.15	0.12	0.18
Expected term of grant (in years)	10	10	10	10

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Provisions are recognized in the period when it becomes probable that there will be a future outflow of funds resulting from past operations or events that can be reasonably estimated. The timing of recognition requires the application of judgment to existing facts and circumstances, which can be subject to change. Estimates of the amounts of provisions recognized are based on current legal and constructive requirements, technology and price levels. Actual outflows can differ from estimates due to changes in laws, regulations, public expectations, technology, prices and conditions, and can take place many years in the future. Our provisions for environmental remediation and asset retirement depend on a number of uncertain factors, such as the extent and type of remediation and/or abandonment required and the cost of these activities.

14.	OTHER FINANCIAL LIABILITIES

	September 30,		December 31,	January 1,
	2011	2010	2010	2010
Derivative financial instruments	19	38	33	25
Other	27	13	14	9

	46	51	47	34

15.	OPERATING LEASES

Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout our operations. Commitments represent minimum payments under each agreement in each of the next five years. For the nine months ended September 30, 2011, expenses for operating leases were $181-million (nine months ended September 30, 2010 – $135-million).

The future minimum lease payments related to our operating leases are as follows:

Future minimum lease payments for operating leases	September 30, 2011
2011	139
2012 - 2015	294
after 2015	90

523

The classification of our leases as finance leases or operating leases is based on the extent to which the risks and rewards of ownership of a leased asset have been transferred. Making this determination requires the use of management’s judgment in assessing the substance of the lease transaction.

16.	FINANCIAL INSTRUMENTS

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. Sensitivity analysis to risk is provided where the effect on net earnings or shareholders’ equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variable at September 30, 2011 to financial instruments outstanding on that date while assuming all other variables remain constant.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Market risk

a)	Currency risk

U.S. dollar denominated transactions in our Canadian operations generate foreign exchange gains and losses on outstanding balances which are recognized in net earnings.

Impact of U.S. dollar changes on net earnings	September 30,		December 31,	January 1,
	2011	2010	2010	2010
Net U.S. dollar denominated asset balance in Canadian operations	888	497	625	254
A $10-million impact requires a strengthening or weakening in the U.S. dollar against the Canadian dollar	0.02	0.03	0.02	0.06

Balances in non-U.S. dollar subsidiaries generate foreign currency translation gains and losses which are included in comprehensive income.

Balances in non-U.S. dollar subsidiaries	September 30,
(in U.S. dollar equivalent)	2011			2010
	CAD	Euro	AUD	CAD	Euro
Cash and cash equivalents	131	7	150	482	30
Accounts receivable	266	131	411	201	105
Short-term debt	—	(123)	(171)	—	(139)
Accounts payable	(355)	(64)	(284)	(301)	(44)
Current portion of other provisions	(104)	—	(8)	(100)	—

	(62)	(49)	98	282	(48)

Balances in non-U.S. dollar subsidiaries	December 31,			January 1,
(in U.S. dollar equivalent)	2010			2010
	CAD	Euro	AUD	CAD	Euro
Cash and cash equivalents	40	6	165	(2)	5
Accounts receivable	126	141	447	69	65
Short-term debt	—	(142)	(308)	—	(31)
Accounts payable	(540)	(86)	(308)	(183)	(38)
Current portion of other provisions	(128)	—	—	(80)	—

	(502)	(81)	(4)	(196)	1

Impact of U.S. dollar changes on comprehensive income	September 30,
	2011			2010
	CAD	Euro	AUD	CAD	Euro
A $10-million increase requires a strengthening (weakening) against the U.S. dollar	(0.20)	(0.20)	0.10	0.04	(0.19)
A $10-million decrease requires a strengthening (weakening) against the U.S. dollar	0.15	0.13	(0.12)	(0.04)	0.13

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Foreign exchange derivative financial instruments outstanding
	September 30, 2011			September 30, 2010
Sell/Buy	Notional (millions, buy currency)	Maturities	Fair value assets (liabilities)	Notional (millions, buy currency)	Maturities	Fair value assets (liabilities)
USD/CAD forwards	CAD 75	2011	(2)	CAD 87	2010–2011	2
USD/AUD forwards	USD 90	2011 –2012	(5)	—	—	—
AUD/CAD forwards	CAD 20	2011	—	—	—	—
USD/CAD put options purchased	CAD 37	2011	—	—	—	—
USD/AUD put options purchased	—	—	—	AUD 450	2010	11
USD/CAD call options sold	CAD 77	2011	(2)	—	—	—
USD/AUD call options sold	—	—	—	AUD 450	2010	(2)

			(9)			11

Foreign exchange derivative financial instruments outstanding

	December 31, 2010			January 1, 2010
Sell/Buy	Notional (millions, buy currency)	Maturities	Fair value assets (liabilities)	Notional (millions, buy currency)	Maturities	Fair value assets (liabilities)
USD/CAD forwards	CAD 40	2011	3	CAD 46	2010	1
CAD/USD forwards	USD 370	2011	(7)	—	—	—
AUD/USD forwards	USD 381	2011	(24)	—	—	—
EUR/USD forwards	—	—	—	USD 9	2010	—
GBP/USD forwards	—	—	—	USD 2	2010	—

			(28)			1

b) Commodity price risk

Natural gas, power and nutrient derivative financial instruments outstanding

	September 30, 2011			September 30, 2010
	Notional	Maturities	Fair value assets (liabilities)	Notional	Maturities	Fair value assets (liabilities)
Natural gas (BCF)
NYMEX contracts
Swaps - bought	24	2011 –2013	(69)	39	2010–2013	(90)
Swaps - sold	(24)	2011 –2013	33	(39)	2010 –2013	33
Collars (swap with options)	4	2011 –2012	(1)	14	2010 –2012	(1)
El Paso swaps	—	—	—	2	2010 –2011	(1)
AECO contracts
Swaps	8	2011	1	9	2010 –2011	(3)

	12		(36)	25		(62)

Power -Swaps (GWh)	307	2011 –2013	10	447	2010 –2013	3

Nutrient - Urea swaps (short tons)	3,000	2011	—	—	—	—

			(26)			(59)

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Natural gas, power and nutrient derivative financial instruments outstanding
	December 31, 2010			January 1, 2010
	Notional	Maturities	Fair value assets (liabilities)	Notional	Maturities	Fair value assets (liabilities)

Natural gas (BCF)
NYMEX contracts
Swaps	33	2011 –2013	(50)	67	2010 –2013	(35)
Collars (swap with options)	12	2011 –2012	(1)	23	2010 –2012	5
El Paso swaps	2	2011	—	—	—	—
AECO contracts
Swaps	7	2011	(2)	—	—	—

	54		(53)	90		(30)

Power—Swaps (GWh)	412	2011–2013	4	552	2010 –2013	(2)
Nutrient—Urea swaps (short tons)	—	—	—	24,500	2010	1

			(49)			(31)

Impact of change in fair value of natural gas derivative financial instruments	September 30,
	2011	2010
A $10-million increase in net earnings requires an increase in gas prices per MMBtu	1.46	1.44
A $10-million decrease in net earnings requires a decrease in gas prices per MMBtu	1.51	1.50

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Credit	risk

We manage credit risk through rigorous credit approval and monitoring practices. Geographic and industry diversity also mitigate credit risk. The Wholesale business unit sells mainly to large agribusinesses and other industrial users. Letters of credit and credit insurance are used to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in the United States, Canada, Argentina, Chile and Australia. The Advanced Technologies business unit sells to a diversified customer base including large suppliers in the North American professional turf application market.

Aging of trade accounts receivable	September 30,
	2011		2010
	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts

Not past due	1,880	(18)	1,230	(11)
Less than 30 days	206	(3)	122	(2)
30 – 90 days	189	(19)	150	(11)
91 – 180 days	131	(20)	105	(19)
Greater than 180 days	27	(4)	30	(7)

	2,433	(64)	1,637	(50)

Aging of trade accounts receivable	December 31,		January 1,
	2010		2010
	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts

Not past due	1,256	(13)	716	(6)
Less than 30 days	241	(3)	155	(2)
30 – 90 days	107	(6)	76	(7)
91 – 180 days	90	(15)	97	(16)
Greater than 180 days	54	(16)	48	(15)

	1,748	(53)	1,092	(46)

Allowance for doubtful accounts	Nine months ended September 30,		Twelve months ended December 31,
	2011	2010	2010
Balance, beginning of period	53	46	46
Additions	61	44	55
Write-offs	(50)	(40)	(48)

Balance, end of period	64	50	53

Balance as a percent of trade accounts receivable (%)	3	3	4

We may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. We manage this counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. We also enter into master netting agreements that mitigate our exposure to counterparty credit risk. At September 30, 2011, all counterparties to derivative financial instruments have maintained an investment grade rating and there is no indication that any counterparty will be unable to meet their obligations under derivative financial contracts. The carrying amount of financial assets represents the maximum credit exposure.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Maximum exposure to credit risk	September 30,		December 31,	January 1,
	2011	2010	2010	2010
Cash and cash equivalents	755	897	635	933
Accounts receivable	2,925	2,104	1,793	1,247
Marketable securities	—	17	3	114
Other financial assets	97	45	48	88

	3,777	3,063	2,479	2,382

Fair values

Financial instrument	Category	Measurement
Cash and cash equivalents	Held for trading	Fair value
Accounts receivable (a)	Loans and receivables	Amortized cost
Accounts receivable – derivative financial instruments (b)	Held for trading	Fair value
Marketable securities (b)	Available for sale or held for trading	Fair value
Other financial assets	Loans and receivables	Amortized cost
Other financial assets	Available for sale	Fair value
Other financial assets –derivative financial instruments (b)	Held for trading	Fair value
Short-term debt (a)	Financial liabilities	Amortized cost
Accounts payable (a)	Financial liabilities	Amortized cost
Accounts payable – derivative financial instruments (b)	Held for trading	Fair value
Long-term debt (c)	Financial liabilities	Amortized cost
Other financial liabilities	Financial liabilities	Amortized cost
Other financial liabilities – derivative financial instruments (b)	Held for trading	Fair value

(a)	Carrying value approximates fair value due to the short-term nature of the instruments.
(b)	Fair value is recorded at the estimated amount we would receive or pay to terminate the contracts determined based on our assessment of available market information and valuation methodologies based on industry accepted third-party models using assumptions about discount rates and the timing of future cash flows, based on observable market inputs such as interest yield curves.
(c)	Fair value of floating-rate loans approximates carrying value.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Fair value and carrying value of financial instruments	September 30, 2011		September 30, 2010
	Fair value	Carrying value	Fair value	Carrying value

Cash and cash equivalents – held for trading	755	755	897	897
Accounts receivable
Loans and receivables	2,919	2,919	2,092	2,092
Fair value through profit or loss	6	6	12	12

	2,925	2,925	2,104	2,104
Marketable securities – held for trading	—	—	17	17
Other financial assets
Loans and receivables	76	76	43	43
Available for sale	16	16	—	—
Fair value through profit or loss	5	5	2	2

	97	97	45	45
Short-term debt – amortized cost	396	396	188	188
Accounts payable
Amortized cost	2,355	2,355	1,633	1,633
Fair value through profit or loss	27	27	24	24

	2,382	2,382	1,657	1,657
Current portion of long-term debt
Debentures – amortized cost	—	—	129	125
Floating rate debt – amortized cost	59	59	—	—

	59	59	129	125
Long-term debt
Debentures – amortized cost	1,889	1,525	1,235	1,025
Floating rate debt – amortized cost	593	593	596	596

	2,482	2,118	1,831	1,621
Other financial liabilities
Amortized cost	27	27	13	13
Fair value through profit or loss	19	19	38	38

	46	46	51	51

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Fair value and carrying value of financial instruments	December 31, 2010		January 1, 2010
	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents – held for trading	635	635	933	933
Accounts receivable
Loans and receivables	1,789	1,789	1,241	1,241
Fair value through profit or loss	4	4	6	6

	1,793	1,793	1,247	1,247
Marketable securities
Available for sale	—	—	113	113
Held for trading	3	3	1	1

	3	3	114	114
Other financial assets
Loans and receivables	43	43	60	60
Available for sale	2	2	25	25
Fair value through profit or loss	3	3	3	3

	48	48	88	88
Short-term debt – amortized cost	517	517	106	106
Accounts payable
Amortized cost	2,615	2,615	2,328	2,328
Fair value through profit or loss	51	51	14	14

	2,666	2,666	2,342	2,342
Current portion of long-term debt
Debentures – amortized cost	126	125	—	—

	126	125	—	—
Long-term debt
Debentures – amortized cost	1,724	1,525	1,246	1,150
Floating rate debt – amortized cost	593	593	549	549

	2,317	2,118	1,795	1,699
Other financial liabilities
Amortized cost	14	14	9	9
Fair value through profit or loss	33	33	25	25

	47	47	34	34

The weighted-average effective interest rate on long-term debt at September 30, 2011 is 5% (September 30, 2010 – 6%, December 31, 2010 – 6%, January 1, 2010 – 6%). The fair value of long-term debt is determined using information classified as Level 2.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Fair value of financial instruments	Level 1	Level 2	Total
September 30, 2011
Fair value through profit or loss
Cash and cash equivalents	755	—	755
Foreign exchange derivative financial instruments	—	(9)	(9)
Gas, power and nutrient derivative financial instruments	(37)	11	(26)
Available for sale	16	—	16

September 30, 2010
Fair value through profit or loss
Cash and cash equivalents	897	—	897
Foreign exchange derivative financial instruments	—	11	11
Gas, power and nutrient derivative financial instruments	(58)	(1)	(59)
Marketable securities	17	—	17

December 31, 2010
Fair value through profit or loss
Cash and cash equivalents	635	—	635
Foreign exchange derivative financial instruments	—	(28)	(28)
Gas, power and nutrient derivative financial instruments	(52)	3	(49)
Marketable securities	3	—	3
Available for sale	2	—	2

January 1, 2010
Fair value through profit or loss
Cash and cash equivalents	933	—	933
Foreign exchange derivative financial instruments	—	1	1
Gas, power and nutrient derivative financial instruments	(30)	(1)	(31)
Marketable securities	1	—	1
Available for sale	138	—	138

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

17.	CAPITAL MANAGEMENT

Our primary objectives when managing capital are to provide for: a) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives; and b) an appropriate rate of return to shareholders in relation to the risks underlying our assets.

We monitor the ratios outlined in the table below to manage our capital.

	September 30,			December 31,	January 1,
	2011	2010		2010	2010
Net debt to net debt plus equity (%) (a)	23	17		29	16
Interest coverage (multiple) (b)	15.5	N/A	(c)	12.2	N/A	(c)

(a)	Net debt includes short-term debt and long-term debt, net of cash and cash equivalents. Equity consists of shareholders’ equity.
(b)	Interest coverage is the last twelve months net earnings from continuing operations before finance costs, income taxes, depreciation, amortization and asset impairment divided by interest, which includes interest on long-term debt plus other interest.
(c)	Twelve months of consolidated net earnings from continuing operations before interest expense, income taxes, depreciation, amortization and asset impairment is not available as a result of the transition to IFRS on January 1, 2010.
(d)	The measures of debt, equity and consolidated net earnings from continuing operations described above are non-GAAP financial measures which do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers.
(e)	Our strategy for managing capital is unchanged from December 31, 2010.

Our revolving credit facilities require that we maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreement. We were in compliance with all covenants at September 30, 2011.

We have filed a base shelf prospectus in Canada and the U.S. which potentially allows issuance of up to $1.5-billion of debt, equity or other securities until December 2011. Issuance of securities requires filing a prospectus supplement and is subject to availability of funding in capital markets.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

18.	SEGMENTATION

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Consolidated sales
Retail
Crop nutrients	692	411	3,507	2,174
Crop protection products	943	712	3,046	2,412
Seed	85	44	1,002	823
Merchandise	134	23	486	73
Services and other	157	54	440	162

	2,011	1,244	8,481	5,644

Wholesale
Nitrogen	405	319	1,456	1,061
Potash	167	131	621	517
Phosphate	217	170	661	431
Product purchased for resale	335	207	1,195	651
Other	52	38	189	164

	1,176	865	4,122	2,824

Advanced Technologies	125	93	364	298

Other (a)(b)	(171)	(136)	(674)	(421)

	3,141	2,066	12,293	8,345

Consolidated inter-segment sales (b)
Retail	3	3	21	12
Wholesale	153	121	589	370
Advanced Technologies	15	12	64	39

	171	136	674	421

Consolidated net earnings
Retail	92	70	563	363
Wholesale	393	151	1,339	574
Advanced Technologies	(3)	(4)	5	10
Other (a)	(34)	(111)	(152)	(82)

Earnings before finance costs and income taxes	448	106	1,755	865
Finance costs related to long-term debt	25	20	76	65
Other finance costs	17	6	42	20

Earnings before income taxes	406	80	1,637	780
Income taxes	113	19	456	202

Consolidated net earnings from continuing operations	293	61	1,181	578
Consolidated net earnings from discontinued operations	—	—	1	—

Consolidated net earnings	293	61	1,182	578

(a)	The Other segment is a non-operating segment for inter-segment eliminations and corporate functions.
(b)	Sales between segments are accounted for at prices that approximate fair market value.

	September 30,		December 31,	January 1,
	2011	2010	2010	2010
Total assets
Retail	7,734	5,708	6,854	5,389
Wholesale	2,911	2,305	2,602	3,175
Advanced Technologies	522	453	460	418
Other	1,248	1,256	1,550	692
Discontinued operations	110	—	1,412	—

	12,525	9,722	12,878	9,674

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

19.	TRANSITION TO IFRS

The accounting policies set out in note 1 have been applied in preparing the financial statements for the nine months ended September 30, 2011, the comparative information presented in these financial statements for the nine months ended September 30, 2010, for the year ended December 31, 2010 and in the preparation of an opening IFRS balance sheet at January 1, 2010 (the “transition date”).

In preparing our opening IFRS balance sheet, we have adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRS has affected our financial performance, cash flows and financial position is set out in the following tables and the notes that accompany the tables.

Reconciliation of net earnings and comprehensive income	Three months ended September 30,	Nine months ended September 30,	Twelve months ended December 31,
	2010	2010	2010
Net earnings as reported under previous Canadian GAAP	57	556	714
Adjustments to increase (decrease) reported net earnings:
Share-based payments	7	4	(1)
Incentive accrual	(9)	—	—
Acquisition-related costs	(2)	43	5
Environmental remediation and asset retirement obligations	4	(5)	(6)
Reclassification of non-controlling interest	—	1	—
Income tax effect of reconciling items	3	(21)	1
Other	1	—	—

Consolidated net earnings as reported under IFRS	61	578	713

Comprehensive income as reported under previous Canadian GAAP	94	535	763
Adjustments to increase (decrease) reported net earnings	4	22	(1)
Adjustments to decrease reported other comprehensive income	(12)	(14)	(28)

Consolidated comprehensive income as reported under IFRS	86	543	734

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Reconciliation of cash flows	Three months ended September 30,	Nine months ended September 30,	Twelve months ended December 31,

	2010	2010	2010
Cash provided by operating activities as reported under previous Canadian GAAP	88	12	575
Adjustments to increase (decrease) reported cash provided by operating activities:
Consolidated net earnings	4	22	4
Share-based payments	(7)	(4)	1
Acquisition-related costs	—	(45)	(45)
Income tax effect of reconciling items	(4)	15	(1)
Reclassification of non-controlling interest	—	(1)	—
Consolidation of special purpose entity	—	—	45
Other	10	15	10

Cash provided by operating activities as reported under IFRS	91	14	589

Cash used in investing activities as reported under previous Canadian GAAP	(113)	(172)	(1,546)
Adjustments to increase (decrease) reported cash provided by investing activities:
Acquisition-related costs	—	—	37
Other	—	—	1

Cash used in investing activities as reported under IFRS	(113)	(172)	(1,508)

Cash provided by financing activities as reported under previous Canadian GAAP	105	118	518
Adjustments to increase (decrease) reported cash provided by financing activities:
Consolidation of special purpose entity	—	—	50

Cash provided by financing activities as reported under IFRS	105	118	568

Effect of exchange rate changes on cash and cash equivalents as reported under previous Canadian GAAP	12	6	15
Adjustments to increase (decrease) reported effect of exchange rate changes on cash	(3)	(2)	(7)

Effect of exchange rate changes on cash and cash equivalents as reported under IFRS	9	4	8

Cash and cash equivalents – end of period as reported under Canadian GAAP	897	897	540
Adjustments to increase (decrease) reported cash and cash equivalents:
Consolidation of special purpose entity	—	—	95

Cash and cash equivalents – end of period as reported under IFRS	897	897	635

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Reconciliation of assets

	September 30, 2010	December 31, 2010	January 1, 2010
Total assets as reported under previous Canadian GAAP	9,778	12,717	9,785
Adjustments to increase (decrease) reported total assets:
Exemption for post employment benefits under IFRS 1	(7)	(7)	(7)
Acquisition-related costs	(2)	(45)	(45)
Consolidation of special purpose entity	—	221	—
Provisions for asset retirement	38	55	15
Reclassification of deferred income taxes	(95)	(75)	(77)
Other	10	12	3

Total assets as reported under IFRS	9,722	12,878	9,674

Reconciliation of liabilities and equity

	September 30, 2010	December 31, 2010	January 1, 2010
Total liabilities as reported under previous Canadian GAAP	4,654	7,370	5,193
Adjustments to increase (decrease) reported total liabilities:
Exemption for post employment benefits under IFRS 1	38	38	38
Post-employment benefits	—	16	—
Provisions for share-based payments	33	38	37
Consolidation of special purpose entity	—	221	—
Provisions for environmental remediation and asset retirement	42	60	14
Reclassification of non-controlling interest	—	(8)	(11)
Income tax effect of reconciling items	37	15	16
Reclassification of deferred income taxes	(95)	(75)	(77)
Other	2	10	(7)

Total liabilities as reported under IFRS	4,711	7,685	5,203

Total shareholders’ equity as reported under previous Canadian GAAP	5,124	5,347	4,592
Adjustments to increase (decrease) reported total shareholders’ equity:
Exemption for post employment benefits under IFRS 1	(45)	(45)	(45)
Post-employment benefits	—	(16)	—
Provisions for share-based payments	(33)	(38)	(37)
Acquisition-related costs	(2)	(45)	(45)
Provisions for environmental remediation and asset retirement	(4)	(5)	1
Reclassification of non-controlling interest	—	8	11
Income tax effect of reconciling items	(37)	(15)	(16)
Other	8	2	10

Total shareholders’ equity as reported under IFRS	5,011	5,193	4,471

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

First-time adoption of IFRS

Our adoption of IFRS requires that we apply IFRS 1 – First-time Adoption of International Financial Reporting Standards. We have restated comparative information in compliance with IFRS for periods after the transition date. A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these interim financial statements. If there are any subsequent changes to IFRS that affect the first annual IFRS financial statements, these financial statements may have to be restated.

IFRS 1 requires certain mandatory exceptions and permits certain optional exemptions from this general requirement. We prepared our opening balance sheet using the following elections under IFRS 1:

IFRS Exemption Options	Summary of Policy Selection

Business Combinations

We may elect, on transition to IFRS, to either restate all past business combinations in accordance with IFRS 3 Business Combinations or to apply an elective exemption from applying IFRS 3 to business combinations completed before the transition date.

We have elected, on transition to IFRS, to apply the exemption such that transactions entered into prior to the transition date will not be restated. Because we did not adopt CICA Handbook section 1582 in 2010, we restated business combinations completed in 2010.

Share-Based Payments

We may elect not to apply IFRS 2, Share-based Payments, to equity instruments granted on or before November 7, 2002, or which vested before our transition date. We may also elect not to apply IFRS 2 to liabilities arising from share-based payment transactions that settled before the transition date.

We have elected not to apply IFRS 2 to equity instruments granted on or before November 7, 2002, or which vested before our transition date. We have also elected not to apply IFRS 2 to liabilities arising from share-based payment transactions that settled before the transition date.

Employee Benefits

We may elect to recognize all cumulative actuarial gains and losses through opening retained earnings at the transition date. Actuarial gains and losses would have to be recalculated under IFRS from the inception of each of our defined benefit plans to separate recognized and unrecognized cumulative actuarial gains and losses if the exemption is not taken.

We have elected to recognize all cumulative actuarial gains and losses at the date of transition as an adjustment to retained earnings.

Foreign Exchange

On transition, cumulative translation gains or losses in accumulated other comprehensive income can be reclassified to retained earnings at our election. If not elected, all cumulative translation differences must be recalculated under IFRS from inception.

We have elected to apply the exemption and reclassify the balance of cumulative foreign exchange translation gains or losses from other comprehensive income to retained earnings at the transition date, with no resulting change to total shareholders’ equity.

Asset Retirement Obligations

IFRS requires changes in obligations to dismantle, remove and restore items of property, plant and equipment to be added to or deducted from the cost of the asset. The adjusted depreciable amount of the asset is then depreciated over its remaining useful life. Rather than recalculating the effect of all such changes throughout the life of the obligation, we may elect to measure the liability and the related depreciation effects at the transition date.

We have elected to apply the exemption from full retrospective application at the transition date.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Estimates are a mandatory exception in IFRS 1 applied in the conversion from Canadian GAAP to IFRS. Hindsight is not used to create or revise estimates. The estimates we previously made under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any differences in accounting policies.

Significant Differences Between IFRS and Canadian GAAP	Impact

Employee Benefits

IFRS permits the recognition of actuarial gains and losses immediately in equity, immediately to earnings, or on a deferred basis to earnings. Canadian GAAP does not permit immediate recognition in equity. Further, IFRS requires expensing of vested past service costs immediately while unvested costs are amortized on a straight-line basis over the vesting period. Canadian GAAP requires amortization of past service costs over the expected average remaining service life of active employees and amortization of costs over the average life expectancy of former employees.

Transition date impact: none Future impact: greater variability in shareholders’ equity within accumulated other comprehensive income

Share-Based Payments

IFRS requires measurement of cash-settled, share-based awards at fair value, while Canadian GAAP allows measurement of these awards at intrinsic value. In addition, Agrium used straight-line depreciation to recognize graded vesting stock based instruments under Canadian GAAP, while IFRS requires accounting for each installment as a separate arrangement.

Transition date impact: reduction in shareholders’ equity and an increase in liabilities

Future impact: a continued measurement difference between the intrinsic value and the fair value of cash-settled share based awards

Income Taxes

Classification of future income tax under IFRS is non-current whereas Canadian GAAP splits future income taxes between current and non-current components.

IFRS requires recognition of the deferred tax impact for temporary differences arising on translation of certain foreign denominated non-monetary assets or liabilities. Canadian GAAP does not allow similar treatment.

Transition date impact: reclassifying all future income taxes to non-current results in a decrease in current assets and a decrease in non-current income tax liabilities

Future impact: remains a classification difference

Transition date impact: increase in deferred tax liabilities and a corresponding decrease in retained earnings

Future impact: continued recognition of the deferred tax impact with respect to the translation of foreign denominated non-monetary assets or liabilities

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Significant Differences Between IFRS and Canadian GAAP	Impact

Provisions

IFRS requires discounting of provisions where the effect of the discounting is material. Provisions are not discounted under Canadian GAAP unless specifically required or when a provision is required to be measured at fair value.

The specific provisions for asset retirement obligations under IFRS are measured based on management’s best estimate. The discount rate used in calculating the present value of the cash flow estimates is to be based on risks specific to the liability unless these risks have been incorporated into the cash flow estimates. Canadian GAAP measures asset retirement obligations at fair value incorporating market assumptions. The discount rate used is a credit-adjusted risk-free rate.

Transition date impact: decrease in environmental liabilities and a corresponding increase to retained earnings

Future impact: each period there will be a charge to earnings for accretion of the discount

Transition date impact: increase to asset retirement obligations and a corresponding decrease to retained earnings

Future impact: decrease in charge to earnings each period for accretion of discount

Impairment of Assets

Under IFRS, the impairment of assets, excluding financial assets, is tested and measured by comparing the carrying value of an asset or cash generating unit to its recoverable amount. Recoverable amount is measured as the higher of fair value less cost to sell or value-in-use (discounted future cash flows). IFRS permits impairment reversals for assets (excluding goodwill). The IFRS approach has the potential to increase income statement volatility due to the potential for increased write-downs and reversals of write-downs.

Transition date impact: none Future impact: increased potential for impairment losses and reversal of previously recorded losses

Business Combinations

IFRS does not include acquisition-related costs within consideration transferred in a business combination whereas the cost of acquisition does include direct, incremental acquisition-related costs under Canadian GAAP.

Transition date impact: decrease in shareholders’ equity and total assets Future impact: potential increase in charges to earnings in the amount of acquisition-related costs for business combinations

Non-Controlling Interest

IFRS requires non-controlling interest to be presented as a component of shareholders’ equity separate from the parent’s equity while Canadian GAAP presents non-controlling interest as a separate component between liabilities and equity.

Transition date impact: increase in shareholders’ equity Future impact: non-controlling interest will continue to be presented within shareholders’ equity

Consolidation of Special Purpose Entities and Transfers of Financial Assets

Under Canadian GAAP, a qualified special purpose entity (“QSPE”) that met certain conditions was not consolidated by a party that was a transferor of assets to the QSPE. Under IFRS, an entity that has transactions with a QSPE may in substance control the entity, requiring consolidation. In determining whether or not financial assets should be derecognized on transfer, for example in an accounts receivable securitization, IFRS focuses on evaluation of whether a qualifying transfer has taken place, whether risks and rewards have been transferred, and in some cases whether control over the assets has been transferred. Canadian GAAP focused on an evaluation of the transfer of control.

On transition (and continuing as a future impact), we consolidated a special purpose entity acquired in the AWB acquisition to which we transferred accounts receivable. Assets transferred that did not meet the IFRS criteria were not recorded as sales as the arrangement did not transfer substantially all the risks and rewards of ownership of the receivables to a third party. Accordingly, we recorded cash received on sale of receivables as secured borrowings.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2011

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

20.	PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES

Ownership percent
Agrium, a general partnership	100
Agrium U.S. Inc.	100
Crop Production Services, Inc.	100
Landmark Rural Holdings Limited	100
Profertil S.A.	50

AGRIUM INC.

Results by Segment

(Unaudited – millions of U.S. dollars)

Schedule 1a

	Three months ended September 30, 2011
	Retail	Wholesale	Advanced Technologies	Other	Total

Sales-external	2,008	1,023	110	—	3,141
-inter-segment	3	153	15	(171)	—

Total sales	2,011	1,176	125	(171)	3,141
Cost of product sold	1,513	779	101	(140)	2,253

Gross profit	498	397	24	(31)	888

Gross profit (%)	25	34	19		28

Selling expenses	390	10	14	(5)	409
EBITDA(1)	135	438	3	(30)	546
EBIT(2)	92	393	(3)	(34)	448

	Three months ended September 30, 2010
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales-external	1,241	744	81	—	2,066
-inter-segment	3	121	12	(136)	—

Total sales	1,244	865	93	(136)	2,066
Cost of product sold	925	688	78	(123)	1,568

Gross profit	319	177	15	(13)	498

Gross profit (%)	26	20	16		24

Selling expenses	250	8	8	(2)	264
EBITDA(1)	98	206	1	(108)	197
EBIT(2)	70	151	(4)	(111)	106

(1)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.
(2)	Earnings (loss) from continuing operations before finance costs and income taxes.
(3)	All schedules have been restated to conform to International Financial Reporting Standards.

AGRIUM INC.

Results by Segment

(Unaudited – millions of U.S. dollars)

Schedule 1b

	Nine months ended September 30, 2011
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales - external	8,460	3,533	300	—	12,293
- inter-segment	21	589	64	(674)	—

Total sales	8,481	4,122	364	(674)	12,293
Cost of product sold	6,647	2,696	287	(625)	9,005

Gross profit	1,834	1,426	77	(49)	3,288

Gross profit (%)	22	35	21		27

Selling expenses	1,198	29	33	(10)	1,250
EBITDA(1)	689	1,467	22	(142)	2,036
EBIT(2)	563	1,339	5	(152)	1,755

	Nine months ended September 30, 2010
	Retail	Wholesale	Advanced Technologies	Other	Total

Sales- external	5,632	2,454	259	—	8,345
- inter-segment	12	370	39	(421)	—

Total sales	5,644	2,824	298	(421)	8,345
Cost of product sold	4,444	2,155	237	(414)	6,422

Gross profit	1,200	669	61	(7)	1,923

Gross profit (%)	21	24	20		23

Selling expenses	801	26	22	(8)	841
EBITDA(1)	445	727	24	(75)	1,121
EBIT(2)	363	574	10	(82)	865

(1)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.
(2)	Earnings (loss) from continuing operations before finance costs and income taxes.
(3)	All schedules have been restated to conform to International Financial Reporting Standards.

AGRIUM INC.

Product Lines

(Unaudited – millions of U.S. dollars)

Schedule 2

	Three months ended September 30,						Nine months ended September 30,
	2011			2010			2011			2010
	Sales	Cost of product sold(1)	Gross profit	Sales	Cost of product sold(1)	Gross profit	Sales	Cost of product sold(1)	Gross profit	Sales	Cost of product sold(1)	Gross profit

Retail(2)(3)
Crop nutrients	692	568	124	411	325	86	3,507	2,891	616	2,174	1,773	401
Crop protection products	943	717	226	712	540	172	3,046	2,393	653	2,412	1,897	515
Seed	85	55	30	44	20	24	1,002	805	197	823	678	145
Merchandise	134	115	19	23	21	2	486	423	63	73	67	6
Services and other	157	58	99	54	19	35	440	135	305	162	29	133

	2,011	1,513	498	1,244	925	319	8,481	6,647	1,834	5,644	4,444	1,200

Wholesale(3)
Nitrogen	405	228	177	319	237	82	1,456	804	652	1,061	769	292
Potash	167	65	102	131	71	60	621	229	392	517	242	275
Phosphate	217	135	82	170	145	25	661	401	260	431	379	52
Product purchased for resale	335	314	21	207	198	9	1,195	1,136	59	651	626	25
Other	52	37	15	38	37	1	189	126	63	164	139	25

	1,176	779	397	865	688	177	4,122	2,696	1,426	2,824	2,155	669

Advanced Technologies(3)
Turf and ornamental	87	71	16	62	52	10	230	187	43	203	162	41
Agriculture	38	30	8	31	26	5	134	100	34	95	75	20

	125	101	24	93	78	15	364	287	77	298	237	61

Other inter-segment eliminations(3)	(171)	(140)	(31)	(136)	(123)	(13)	(674)	(625)	(49)	(421)	(414)	(7)

Total(3)	3,141	2,253	888	2,066	1,568	498	12,293	9,005	3,288	8,345	6,422	1,923

(1)	Includes depreciation and amortization.
(2)	International Retail net sales were $611-million (2010 - $106-million) and gross profit was $121-million (2010 - $17-million) for the three months ended September 30. International Retail net sales were $2.0-billion (2010 - $192-million) and gross profit was $370-million (2010 - $34-million) for the nine months ended September 30.
(3)	Comparative figures have been reclassified to conform to the current year's revised categories.

AGRIUM INC.

Selected Wholesale Volumes and Sales Prices

(Unaudited)

Schedule 3a

	Three months ended September 30,
	2011				2010
	Sales tonnes (000's)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000's)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)

Nitrogen
Domestic
Ammonia	207	505			217	398
Urea	228	582			361	340
Other	222	384			246	259

Total domestic	657	491			824	331
International	160	521			126	372

Total nitrogen	817	497	280	217	950	336	252	84

Potash
Domestic	141	597			205	403
International	206	401			183	270

Total potash	347	480	188	292	388	340	186	154

Phosphate	277	784	487	297	302	563	481	82

Product purchased for resale	599	559	524	35	620	335	321	14
Other
Ammonium sulfate	93	366	219	147	77	235	192	43
Other	39				55

Total other	132				132

Total Wholesale	2,172	541	358	183	2,392	361	287	74

AGRIUM INC.

Selected Wholesale Volumes and Sales Prices

(Unaudited)

Schedule 3b

	Nine months ended September 30,
	2011				2010
	Sales tonnes (000's)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000's)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)

Nitrogen
Domestic
Ammonia	775	560			811	419
Urea	1,036	525			1,083	380
Other	811	365			723	266

Total domestic	2,622	486			2,617	361
International	377	485			321	366

Total nitrogen	2,999	486	269	217	2,938	361	262	99

Potash
Domestic	669	549			883	414
International	698	362			568	267

Total potash	1,367	454	167	287	1,451	356	166	190

Phosphate	842	785	476	309	795	542	476	66
Product purchased for resale	2,524	473	450	23	2,056	317	305	12
Other
Ammonium sulfate	270	359	191	168	269	252	180	72
Other	206				260

Total other	476				529

Total Wholesale	8,208	502	328	174	7,769	363	277	86

AGRIUM INC.

Depreciation and Amortization in Cost of Product Sold

(Unaudited – millions of U.S. dollars)

Schedule 4

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Retail	1	4	4	4

Wholesale
Nitrogen	23	20	60	57
Potash	9	8	29	30
Phosphate	13	24	34	58
Product purchased for resale	—	1	—	1
Other	—	1	2	4

	45	54	125	150

Advanced Technologies	3	3	10	10

Total	49	61	139	164